UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended September 30, 2024
Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.
(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd
10 Bressenden Place,
London, SW1E 5DH,
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

NAVIGATOR HOLDINGS LTD.

REPORT ON FORM 6-K FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024

INDEX

PAGE
PART I. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine months ended September 30, 2024 and Unaudited Condensed Consolidated Financial Statements

Important Information Regarding Forward-Looking Statements	3
Management’s Discussion and Analysis of Financial Condition and Results of Operations	5
Quantitative and Qualitative Disclosures About Market Risk	20
Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2024 and 2023	F-1
Unaudited Condensed Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2024 and 2023	F-2
Unaudited Condensed Consolidated Balance Sheets as of September 30, 2024 and December 31, 2023	F-3
Unaudited Condensed Consolidated Statements of Stockholders’ Equity for the three and nine months ended September 30, 2024 and 2023	F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2024 and 2023	F-6
Notes to Unaudited Condensed Consolidated Financial Statements	F-7
Our Fleet	F-20
PART II. Third Quarter 2024 Conference Call Details	43
Signatures	44

The Information under “Part I. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2024 and Unaudited Condensed Consolidated Financial Statements” of this report on Form 6-K is incorporated by reference into the following registration statements of the registrant: Form F-3 (File No. 333-272980) Originally filed with the Securities and Exchange Commission on June 28, 2023; and Form S-8 (File No. 333-278593) originally filed with the Securities and Exchange Commission April 10, 2024.

PART I. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine months ended September 30, 2024 and Unaudited Condensed Consolidated Financial Statements

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains certain forward-looking statements concerning plans and expectations of management for future operations or economic performance, or assumptions related thereto, including without limitation, in relation to our financial forecast, and our investments, such as our newbuild vessels, joint ventures and co-investments, and their respective terms and benefits, and anticipated timing of completion, and commercialization. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this report on Form 6-K. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following are some but not all of the factors that could cause actual results or events to differ materially from anticipated results or events;
•future operating or financial results;

•potential acquisitions and joint ventures, business strategy and expected capital spending;
•operating expenses, availability of crew, number of offhire days, drydocking requirements and insurance costs;
•fluctuations in currencies and interest rates;
•general market conditions and shipping market trends, including charter rates and factors affecting vessel supply and demand;
•our ability to continue to comply with all our debt covenants;
•our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, and acquisitions, and for other corporate activities;
•future capital expenditures needed to preserve our capital base;
•the availability of vessels to purchase, the time it may take to construct new vessels or the useful lives of our vessels;
•our continued ability to enter into short-term or long-term, fixed-rate time charters or voyage charters with our customers;
•our vessels engaging in ship to ship transfers of liquefied petroleum gas (“LPG”) or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;
•the severity and duration of any world events and armed conflicts, including the Russian-Ukraine war, conflicts in the Israel-Gaza region and the broader conflict in the Middle East involving Iran and other nations, and associated repercussions to supply and demand for oil and gas and the economy generally as well as possible effects of trade disruptions;

•the severity and duration of any climate and weather related events;

•our ability to employ and retain suitably experienced commercial and technical staff;
•changes in governmental rules and regulations or actions taken by regulatory authorities;

•the risk inherent in marine transportation, including any incident involving significant loss of product or environmental contamination by any of our vessels;
•our ability to manage obligations, liabilities, or responsibilities, arising from any regulatory environment emission trading or compliance schemes;
•global epidemics or other health crises, including its impact on our business;
•liability from future litigation;
•our share repurchases and the payment of dividends to our shareholders including under any return of capital policy;
•our ability to maintain appropriate internal control over financial reporting and our disclosure controls and procedures;

•failure of a key information technology system or process or exposure to fraud, security breaches or cyber-attacks;

•the impact of cyber crime and changing the financial fraud environment;
•the financial performance of the Ethylene Export Terminal (as defined below) and our related Export Terminal Joint Venture (as defined below) and the completion of construction and financing, and the financial success, of the Terminal Expansion Project (as defined below); and

•the financial performance of the Luna Pool and Unigas Pool, and

•other factors discussed in “Item 3—Key Information—Risk Factors” of our most recent Annual Report on Form 20-F.

All forward-looking statements included in this report on Form 6-K are made only as of the date of this report. New factors that could cause actual results or events to differ materially from anticipated results or events emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results or events to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this report to “Navigator Holdings,” "Navigator Gas," “our,” “we,” “us” and the “Company” refer to Navigator Holdings Ltd., a Marshall Islands corporation. All references in this report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas L.L.C., a Marshall Islands limited liability company. As used in this report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” refer to the 56 vessels we owned and operated as of November 6, 2024.

This section should be read in conjunction with the interim financial statements and notes thereto presented elsewhere in this report, as well as the audited historical consolidated financial statements and notes thereto of Navigator Holdings Ltd. included in our Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission, or the SEC, on March 27, 2024 (the “2023 Annual Report”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. Dollars unless otherwise indicated.

Third Quarter Financial Highlights

•On November 6, 2024, the Board of Navigator Holdings Ltd. (NYSE: NVGS) declared a cash dividend of $0.05 per share for the quarter ended September 30, 2024, (the “Dividend”) under the Company's Return of Capital policy. The Dividend will be paid on December 17, 2024, to all shareholders of record as of the close of business U.S. Eastern Time on November 25, 2024.
•Also as part of the Company's Return of Capital policy for the quarter ended September 30, 2024, the Company expects to repurchase approximately $1.1 million of common stock between November 11, 2024, and December 31, 2024, subject to operating needs, market conditions, legal requirements, stock price and other circumstances, such that the Dividend and share repurchases together equal 25% of net income for the quarter ended September 30, 2024.

•The Company repurchased 141,824 shares of common stock in the open market during the quarter ended September 30, 2024, at an average price of $16.67 per share, totaling $2.3 million as part of the Company's Return of Capital policy related to the quarter ended June 30, 2024.

•The Company reported total operating revenue of $141.8 million for the three months ended September 30, 2024, compared to $137.8 million for the three months ended September 30, 2023.
•Net Income attributable to stockholders of the Company was $18.2 million for the three months ended September 30, 2024, compared to $19.1 million for the three months ended September 30, 2023.
•EBITDA1 was $65.8 million for the three months ended September 30, 2024, compared to $70.4 million for the three months ended September 30, 2023.

•Adjusted EBITDA1 was $67.7 million for the three months ended September 30, 2024, compared to $72.2 million for the three months ended September 30, 2023.

•Basic earnings per share attributable to stockholders1 was $0.26 for the three months ended September 30, 2024, compared to $0.26 per share for the three months ended September 30, 2023.

•Adjusted basic earnings per share attributable to stockholders1 was $0.29 per share for the three months ended September 30, 2024, compared to $0.29 per share for the three months ended September 30, 2023.

•The Company reduced its debt by $24.1 million to $801.6 million during the three months ended September 30, 2024, compared to a reduction of $35.1 million to $825.7 million at June 30, 2024.

•Cash, cash equivalents, and restricted cash was $127.7 million as of September 30, 2024. Together with available but undrawn credit facilities of $68.5 million, the Company's total liquidity as at September 30, 2024 was $196.2 million, compared to $182.0 as at December 31, 2023.
1 EBITDA and Adjusted EBITDA, Adjusted Net Income Attributable to stockholders of Navigator Holdings Ltd., and adjusted basic earnings per share are not measurements prepared in accordance with U.S. GAAP. EBITDA represents net income before net interest expense, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA before profit/loss on sale of vessel and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange. Adjusted basic earnings per share represents basic earnings per share adjusted to exclude unrealized gains or losses on non-designated derivative instruments and unrealized foreign currency exchange and any profit or loss on the sale of any vessel. Adjusted Net Income Attributable to stockholders of Navigator Holdings Ltd. represents net income attributable to stockholders of Navigator Holdings Ltd. before unrealized (gain)/loss on non-designated derivative instruments, unrealized foreign currency exchange and (profit)/loss from sale of vessel. Management believes that EBITDA, Adjusted EBITDA and Adjusted Basic earnings per share are useful to investors in evaluating the operating performance of the Company. EBITDA, Adjusted EBITDA and Adjusted Basic earnings per share do not represent and should not be considered alternatives to consolidated net income, earnings per share, cash generated from operations or any other GAAP measure. See “Reconciliation of Non-GAAP Financial Measures” below for a reconciliation of EBITDA, Adjusted EBITDA and Adjusted Basic earnings per share to, in each case, the closest comparable GAAP measure.

Other Highlights and Developments
Operational Update

Average daily time charter equivalent ("TCE") across the fleet increased to $29,079 for the three months ended September 30, 2024, compared to $26,278 for the three months ended September 30, 2023 and $29,550 for the three months ended June 30, 2024.

Utilization across the fleet remained robust at 90.9% for three months ended September 30, 2024 compared to 93.4% for three months ended June 30, 2024 and the same 93.4% for the three months ended September 30, 2023.

During the three months ended September 30, 2024 the arbitrage between the price of ethylene in the U.S. compared to the price of ethylene in the rest of the world was temporarily impacted as a consequence of adverse weather in the Houston area from hurricane Beryl causing production to be shut-down on a precautionary basis. This resulted in lower demand for ethylene shipments from the U.S.. However to partially offset this temporary lower demand for ethylene shipping we were able to switch cargos and instead carry increased shipments of ethane. As U.S. ethylene production normalized, demand for ethylene shipping has returned.

For the three months ended September 30, 2024, we had on average 31 vessels engaged under time charters, 16 vessels on spot voyage charters and contracts of affreightment ("COAs") and nine vessels were operated in the independently managed Unigas Pool. For the 12-month period commencing October 1, 2024, we have 41% of our available days covered under time charter with fixed earnings. In this period our midsize and fully refrigerated vessels are almost exclusively employed on time charters, our semi-refrigerated vessels are expected to be employed under a mix of time charters and spot voyage charters, and most of our ethylene-capable vessels are expected to be employed in the spot voyage market.

The average handysize 12-month forward-looking market assessment for semi-refrigerated vessels for the third quarter of 2024 increased by $12,000 per calendar month (“pcm”), to an average of $940,000 pcm compared to the $928,000 pcm in the second quarter of 2024. The fully-refrigerated 12-month forward-looking market assessment for the third quarter of 2024 remained unchanged from the second quarter of 2024 at $838,000 pcm. The handysize ethylene 12-month forward looking market assessment for the third quarter of 2024 decreased by $90,000 pcm from $1,198,000 pcm to $1,107,000 pcm compared to the second quarter of 2024.

Ethylene exports are expected to increase during the fourth quarter of 2024 compared to the third quarter of 2024 due to improvements in trading conditions and the price arbitrage between the price of ethylene in the U.S. compared to the price of ethylene in the rest of the world, all primarily driven by low U.S. gas prices.

Ethylene Export Terminal

We own a 50% share in an ethylene export marine terminal at Morgan’s Point, Texas (the “Ethylene Export Terminal”) through a joint venture (the "Export Terminal Joint Venture"). The Ethylene Export Terminal throughput for the three months ended September 30, 2024, was 121,634 metric tons, compared to 249,857 metric tons for the three months ended September 30, 2023. Our share of the results of our equity investment in the Ethylene Export Terminal was $2.2 million for the three months ended September 30, 2024, compared to $3.8 million for the three months ended September 30, 2023. This reduction was primarily a result of adverse weather caused by hurricane Beryl in August 2024 and other planned and unplanned maintenance on pipeline infrastructure in the U.S. Gulf coast area, leading to fewer available export cargoes and reduced demand for ethylene capable vessels.

We, together with Enterprise Products Partners L.P, our joint venture partner, have agreed to invest in an expansion of the Ethylene Export Terminal (the “Terminal Expansion Project”). The expansion is expected to increase the export capacity from approximately one million tons of ethylene per annum to at least 1.55 million tons per annum. All major project equipment has been delivered with support infrastructure and new pipes being assembled, with operations scheduled to commence in late December 2024. The first new multi-year offtake contract related to the expansion has been signed, and another customer has agreed to extend and upsize its current offtake with the associated contract expected to be signed during the fourth quarter of 2024. We continue to expect that additional capacity will be contracted during the remainder of the construction phase.

The total capital contributions required from us for the Terminal Expansion Project are expected to be approximately $130 million. The Company expects to finance this using existing cash resources and distributions from the Export Terminal Joint Venture during the course of the expansion. Of the expected total of $130 million, $67 million has been contributed as of September 30, 2024, with approximately $63 million to be contributed during the fourth quarter of 2024. It is anticipated that additional debt will be raised in 2025 to recoup some of the cash reserves expended on the Terminal Expansion Project and the Company is currently assessing options in this respect.

Return of Capital Policy

The Company’s current Return of Capital policy, which is subject to operating needs, market conditions, legal requirements, stock price and other circumstances, is based on paying out quarterly cash dividends of $0.05 per share of common stock and returning additional capital in the form of additional cash dividends and/or Share Repurchases (as defined below), such that the two elements combined equal at least 25% of net income for the applicable quarter.

As part of the Return of Capital policy, we expect to repurchase the Company’s common stock (the “Share Repurchases”) and any such Share Repurchases will be made via open market transactions, privately negotiated transactions or any other method permitted under U.S. securities laws and the rules of the U.S. Securities and Exchange Commission.

Declarations of any dividends in the future, and the amount of any such dividends, are subject to the discretion of the Company’s Board. The Return of Capital policy does not oblige the Company to pay any dividends or repurchase any of its shares in the future and it may be suspended, discontinued or modified by the Company at any time, for any reason. Further, the timing of any Share Repurchases under the Return of Capital policy will be determined by the Company’s management and will depend on operating needs, market conditions, legal requirements, stock price, and other circumstances.

Vessel Newbuildings

On August 23, 2024, the Company entered into contracts (the “Contracts”) to build two new 48,500 cubic meter capacity liquefied ethylene gas carriers (the “Newbuild Vessels”) with Jiangnan Shipyard (Group) Co., Ltd. and China Shipbuilding Trading Co., Ltd., in China.

The Newbuild Vessels are scheduled to be delivered to the Company in March 2027 and July 2027 respectively, at an average shipyard price of $102.9 million per vessel. The Newbuild Vessels will be able to carry a wide variety of gas products, ranging from the most complex petrochemical gases, such as ethylene and ethane, to LPG and clean ammonia. The Newbuild Vessels will be fitted with dual-fuel engines to facilitate ethane as a low-carbon intensity transitional fuel, and made retrofit-ready for using ammonia as a fuel in the future. Additionally, the Newbuild Vessels will be capable of transiting through both the old and new larger Panama Canal locks, providing enhanced flexibility.

As part of the agreements made on August 23, 2024, the Company has an option for two additional newbuilding vessels of the same specification and price as the Newbuild Vessels, with expected delivery to the Company in November 2027 and January 2028 respectively if the option is exercised. The option expires on November 21, 2024.

August 2024 Senior Secured Term Loan and Revolving Credit Facility
On August 9, 2024, the Company entered into a Senior Secured Term Loan and Revolving Credit Facility (the “August 2024 Facility”) with Crédit Agricole Corporate and Investment Bank, ING Bank N.V., and Skandinaviska Enskilda Banken AB (Publ), to refinance its March 2019 secured term loan that was due to mature in March 2025, to fund the repurchase of the Navigator Aurora pursuant to the Company’s existing October 2019 sale and leaseback arrangement related to that vessel which, based on a termination notice we issued to the lessor in May 2024, terminated on October 29, 2024, and for general corporate and working capital purposes. The August 2024 Facility has a term of six years maturing in August 2030, is for a maximum principal amount of $147.6 million, decreases quarterly followed by a final balloon payment in August 2030 of $63.9 million, and bears interest at a rate of Term SOFR plus 190 basis points, which margin includes a 5-basis point sustainability-linked element.

2024 Senior Unsecured Bonds ("2024 Bonds")

On October 17, 2024 the Company successfully issued $100 million of new Senior Unsecured Bonds ("2024 Bonds") in the Nordic bond market. The new 2024 Bonds will mature in October 2029 and bear a fixed coupon of 7.25% per annum.

In connection with the 2024 Bonds issuance, the Company exercised a call option to repurchase $100 million of its existing $100 million Senior Unsecured Bonds issued in 2020 ("2020 Bonds") with ISIN NO0010891955 and maturity date in September 2025. Navigator exercised the call option on the 2020 Bonds at 101.6% of par value plus accrued interest and the transaction settled on November 1, 2024.

Unaudited Results of Operations for the three months ended September 30, 2024 compared to the three months ended September 30, 2023

`	Three months ended September 30, 2023	Three months ended September 30, 2024	Percentage change
	(in thousands, except Percentage change)
Operating revenues	$125,541	$128,777	2.6%
Operating revenues – Unigas Pool	12,227	13,040	6.6%
Total operating revenue	137,768	141,817	2.9%
Brokerage commission	1,788	1,845	3.2%
Voyage expenses	20,561	21,651	5.3%
Voyage expenses – Luna Pool collaborative arrangements	19	—	(100.0)%
Vessel operating expenses	39,565	43,465	9.9%
Depreciation and amortization	32,353	33,290	2.9%
General and administrative costs	7,357	9,379	27.5%
Total operating expenses	101,643	109,630	7.9%
Operating Income	36,125	32,187	(10.9)%
Unrealized (loss) on non-designated derivative instruments	(972)	(5,177)	432.6%
Interest expense	(17,339)	(14,252)	(17.8)%
Interest income	1,768	1,898	7.4%
Unrealized foreign exchange (loss)/gains	(850)	3,282	(486.3)%
Income before taxes and share of result of equity method investments	18,732	17,938	(4.2)%
Income taxes	(1,120)	(674)	(39.8)%
Share of result of equity method investments	3,771	2,214	(41.3)%
Net Income	21,383	19,478	(8.9)%
Net income attributable to non-controlling interest	(2,270)	(1,306)	(42.5)%
Net Income attributable to stockholders of Navigator Holdings Ltd.	$19,113	$18,172	(4.9)%
Operating Revenues. Operating revenues, net of address commissions, was $128.8 million for the three months ended September 30, 2024, an increase of $3.2 million or 2.6% compared to $125.5 million for the three months ended September 30, 2023. This increase was primarily due to:
•    an increase of approximately $10.6 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $29,079 per vessel per day ($884,478 per vessel per calendar month) for the three months ended September 30, 2024, compared to an average of approximately $26,278 per vessel per day ($799,279 per vessel per calendar month) for the three months ended September 30, 2023;
•    a decrease of approximately $3.0 million attributable to a decrease in fleet utilization, which decreased to 90.9% for the three months ended September 30, 2024, compared to 93.4% for the three months ended September 30, 2023;
•    a decrease of approximately $5.4 million or 5.2%, attributable to a 221 day decrease in vessel available days for the three months ended September 30, 2024, compared to the three months ended September 30, 2023. This decrease was primarily a result of increased drydocking during the three months ended September 30, 2024, compared to the three months ended September 30, 2023; and
•    an increase of approximately $1.0 million primarily attributable to an increase in invoiced pass through voyage expense for the three months ended September 30, 2024, compared to the three months ended September 30, 2023.

The following table presents selected operating data for the three months ended September 30, 2024 and 2023, which we believe is useful in understanding the basis of movements in our operating revenues.

	Three months ended September 30, 2023	Three months ended September 30, 2024
* Fleet Data:
Weighted average number of vessels	47.0	47.0
Ownership days	4,324	4,324
Available days	4,276	4,055
Earning days	3,995	3,684
Fleet utilization	93.4%	90.9%
** Average daily Time Charter Equivalent	$26,278	$29,079

* Fleet Data - Our nine owned smaller vessels in the independently managed Unigas Pool and the vessels owned by Pacific Gas in our Luna Pool prior to their acquisition by the Navigator Greater Bay Joint Venture are not included in this data.

** Non-GAAP Financial Measure - Time charter equivalent - TCE is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of earning days for the relevant period. TCE excludes the effects of the collaborative arrangements as earnings days and fleet utilization, on which TCE is based, is calculated only in relation to our owned vessels. Under a time charter, the charterer pays substantially all of the vessel's voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses and charge our customers for these costs through our sales invoicing. TCE is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and contracts of affreightment) under which the vessels may be employed. We include average daily TCE, as we believe it provides additional meaningful information in conjunction with net operating revenues. Our calculation of TCE may not be comparable to that reported by other companies.
Three-Month Reconciliation of Operating Revenues to TCE
The following table represents a reconciliation of operating revenues to TCE. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three months ended September 30, 2023	Three months ended September 30, 2024
	(in thousands, except earning days and average daily time charter equivalent rate)
*** Operating revenue	$125,541	$128,777
*** Voyage expenses	20,561	21,651
Operating revenue less voyage expenses	$104,980	$107,126

Earning days	3,995	3,684
Average daily time charter equivalent rate	$26,278	$29,079
***Operating revenue and voyage expenses excluding Luna Pool Collaborative Arrangements and our nine owned vessels in the independently managed Unigas Pool.

Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $13.0 million an increase of 6.6% for the three months ended September 30, 2024, compared to $12.2 million for the three months ended September 30, 2023, and represents our share of the revenues earned from our nine vessels operating within the independently managed Unigas Pool, based on agreed pool points.
Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenues, were generally unchanged at $1.8 million for the three months ended September 30, 2024, compared to the three months ended September 30, 2023.
Voyage Expenses. Voyage expenses increased by $1.1 million or 5.3% to $21.7 million for the three months ended September 30, 2024, from $20.6 million for the three months ended September 30, 2023. These voyage expenses are pass through costs, corresponding to an increase in operating revenues of the same amount.

Vessel Operating Expenses. Vessel operating expenses increased by $3.9 million or 9.9% to $43.5 million for the three months ended September 30, 2024, from $39.6 million for the three months ended September 30, 2023. Average daily vessel operating expenses increased by $756 per vessel per day, or 10%, to $8,437 vessel per day for the three months ended September 30, 2024, compared to $7,680 per vessel per day for the three months ended September 30, 2023, with the increase primarily driven by the timing of maintenance costs incurred for the year during the three months ended September 30, 2024 compared to three months ended September 30, 2023
Depreciation and Amortization. Depreciation and amortization increased by $0.9 million to $33.3 million for the three months ended September 30, 2024 compared to $32.4 million for the three months ended September 30, 2023. Depreciation and amortization included amortization of capitalized drydocking costs of $5.6 million and $4.4 million for the three months ended September 30, 2024 and 2023, respectively.
General and Administrative Costs. General and administrative costs increased by $2.0 million or 27.5% to $9.4 million for the three months ended September 30, 2024, from $7.4 million for the three months ended September 30, 2023, primarily driven by non-recurring costs related to the public offering of a total of 7.0 million common shares by BW Group.

Unrealized (Loss)/ Gains on Non-Designated Derivative Instruments. The unrealized loss of $5.2 million on non-designated derivative instruments for the three months ended September 30, 2024, relates to fair value losses on interest rate swaps associated with a number of our secured term loan and revolving credit facilities, as a result of a decrease in forward Secured Overnight Financing Rate (“SOFR”) interest rates, compared to an unrealized loss of $1.0 million for the three months ended September 30, 2023.

Interest Expense. Interest expense decreased by $3.1 million, or 17.8%, to $14.3 million for the three months ended September 30, 2024, from $17.3 million for the three months ended September 30, 2023. This is primarily a result of decreases in U.S dollar SOFR rates, and a reduction in debt due to scheduled quarterly repayments, and repayments made against our available revolving credit facilities.

Unrealized Foreign Exchange (Loss)/Gains. The unrealized gain of $3.3 million on foreign exchange for the three months ended September 30, 2024, relates to gains on foreign currency cash balances held, driven primarily by the Indonesian Rupiah strengthening against the U.S. dollar during the three months ended September 30, 2024, compared to an unrealized loss of $0.8 million for the three months ended September 30, 2023. In previous periods, unrealized foreign exchange gains and losses were reported as part of interest expense. Given the movement on foreign exchange during the quarter ended September 30, 2024 is significant, the Company is presenting foreign exchange gains and losses separately.
Income Taxes. Income taxes relate to taxes on our subsidiaries and businesses incorporated around the world including those incorporated in the United States of America. Income taxes were $0.7 million for the three months ended September 30, 2024, compared to $1.1 million for the three months ended September 30, 2023, primarily related to movements in current tax plus deferred tax in relation to our equity investment in the Ethylene Export Terminal.
Share of Result of Equity Method Investments. The share of the result of the Company’s 50% ownership in the Export Terminal Joint Venture was income of $2.2 million for the three months ended September 30, 2024, compared to income of $3.8 million for the three months ended September 30, 2023. The decrease was primarily due to lower volumes exported through the Ethylene Export Terminal in August 2024, being 121,634 tons for the three months ended September 30, 2024, compared to 249,857 tons for the three months ended September 30, 2023. This reduction was primarily due to adverse weather caused by hurricane Beryl in August 2024 and other planned and unplanned maintenance on pipeline infrastructure in the U.S. Gulf coast area, leading to fewer available export cargoes and reduced demand for ethylene capable vessels.
Non-Controlling Interests. The Company entered into a sale and leaseback arrangement for Navigator Aurora in November 2019 with a wholly-owned special purpose vehicle of a financial institution (“Lessor SPV”). Although we do not hold any equity investments in this Lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this variable interest entity ("VIE") into our financial results. The net income attributable to the Lessor SPV was $0.4 million for the three months ended September 30, 2024, and $0.4 million for the three months ended September 30, 2023.

In September 2022, the Company entered into the Navigator Greater Bay Joint Venture to acquire five ethylene vessels, Navigator Luna, Navigator Solar, Navigator Castor, Navigator Equator, and Navigator Vega. The joint venture is owned 60% by the Company and 40% by Greater Bay Gas Co Ltd., ("Greater Bay"). The Navigator Greater Bay Joint Venture is accounted for as a consolidated subsidiary in our consolidated financial statements, with the 40% owned by Greater Bay accounted for as a non-controlling interest. $0.9 million is presented as part of the non-controlling interest in our financial results to Greater Bay for the three months ended September 30, 2024, compared to $1.9 million for the three months ended September 30, 2023.

Reconciliation of Non-GAAP Financial Measures
The following table shows a reconciliation of Net Income to EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30, 2023	Three months ended September 30, 2024	Nine months ended September 30, 2023	Nine months ended September 30, 2024
	(in thousands)
Net Income	$21,383	$19,478	$67,728	$71,239
Net interest expense	15,571	12,354	44,621	38,700
Income taxes	1,120	674	4,269	3,041
Depreciation and amortization	32,353	33,290	96,374	100,080
EBITDA[2]	70,427	65,796	212,992	213,060
Unrealized loss on non-designated derivative instruments	972	5,177	2,028	7,205
Unrealized foreign exchange loss/(gains)*	850	(3,282)	275	(879)
(Profit) from sale of vessel	—	—	(4,941)	—
Adjusted EBITDA[2]	$72,249	$67,691	$210,354	$219,386

The following table shows a reconciliation of Net Income attributed to stockholders of Navigator Holdings Ltd. to Adjusted Net Income attributable to stockholders of Navigator Holdings Ltd., for the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30, 2023	Three months ended September 30, 2024	Nine months ended September 30, 2023	Nine months ended September 30, 2024
	(in thousands except earnings per share and number of shares)
Net Income attributable to stockholders of Navigator Holdings Ltd.	$19,113	$18,172	$64,505	$63,985
Unrealized (gain)/loss on non-designated derivative instruments	972	5,177	2,028	7,205
(Profit)/loss from sale of vessel	—	—	(4,941)	—
Unrealized foreign exchange loss/(gains)*	850	(3,282)	275	(879)
Adjusted Net Income attributable to stockholders of Navigator Holdings Ltd.	$20,935	$20,067	$61,867	$70,311

Earnings per share attributable to stockholders of Navigator Holdings Ltd.
Basic earnings per share	$0.26	$0.26	$0.87	$0.89
Diluted earnings per share	$0.26	$0.26	$0.86	$0.88

Adjusted Basic earnings per share[2]	$0.29	$0.29	$0.83	$0.98
Adjusted Diluted earnings per share[2]	$0.28	$0.29	$0.83	$0.97

Basic weighted average number of shares	73,449,619	69,539,875	74,376,149	71,728,124
Diluted weighted average number of shares	74,032,887	70,237,014	74,887,326	72,371,636
2 EBITDA and Adjusted EBITDA, Adjusted Net Income Attributable to stockholders of Navigator Holdings Ltd., and adjusted basic earnings per share are not measurements prepared in accordance with U.S. GAAP. EBITDA represents net income before net interest expense, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA before profit/loss on sale of vessel and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange. Adjusted basic earnings per share represents basic earnings per share adjusted to exclude unrealized gains or losses on non-designated derivative instruments and unrealized foreign currency exchange and any profit or loss on the sale of any vessel. Adjusted Net Income Attributable to stockholders of Navigator Holdings Ltd. represents net income attributable to stockholders of Navigator Holdings Ltd. before unrealized (gain)/loss on non-designated derivative instruments, unrealized foreign currency exchange and (profit)/loss from sale of vessel. Management believes that EBITDA, Adjusted EBITDA and Adjusted Basic earnings per share are useful to investors in evaluating the operating performance of the Company. EBITDA, Adjusted EBITDA and Adjusted Basic earnings per share do not represent and should not be considered alternatives to consolidated net income, earnings per share, cash generated from operations or any other GAAP measure. See “Reconciliation of Non-GAAP Financial Measures” below for a reconciliation of EBITDA, Adjusted EBITDA and Adjusted Basic earnings per share to, in each case, the closest comparable GAAP measure.

* In preparing these unaudited condensed consolidated financial statements, management has disaggregated certain income statement line items. This disaggregation was performed to enhance clarity and to provide users with greater insight into the Company’s financial position. Unrealized foreign exchange gains and losses is separately disclosed and disaggregated from interest expense. Prior period balances were reclassified to conform to the current period presentation.

Unaudited Results of Operations for the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023

	Nine months ended September 30, 2023	Nine months ended September 30, 2024	Percentage Change
	(in thousands, except Percentage Change)
Operating revenues	$364,271	$381,398	4.7%
Operating revenues – Unigas Pool	37,479	41,250	10.1%
Operating revenues – Luna Pool collaborative arrangements	7,355	—	(100.0)%
Total operating revenue	409,105	422,648	3.3%
Brokerage commission	5,217	5,340	2.4%
Voyage expenses	56,394	52,957	(6.1)%
Voyage expenses – Luna Pool collaborative arrangements	5,561	—	(100.0)%
Vessel operating expenses	124,236	129,077	3.9%
Depreciation and amortization	96,374	100,080	3.8%
General and administrative costs	22,335	27,179	21.7%
(Profit) from sale of vessel	(4,941)	—	(100.0)%
Other income	(96)	—	(100)%
Total operating expenses	305,080	314,633	3.1%
Operating Income	104,025	108,015	3.8%
Unrealized loss on non-designated derivative instruments	(2,028)	(7,205)	255.3%
Write off of deferred financing costs	(171)	—	—
Interest expense	(48,268)	(43,760)	(9.3)%
Interest income	3,647	5,060	38.7%
Unrealized foreign exchange (loss)/gains	(275)	879	(420.1)%
Income before taxes and share of result of equity method investments	56,930	62,989	10.6%
Income taxes	(4,269)	(3,041)	(28.8)%
Share of result of equity method investments	15,067	11,291	(25.1)%
Net Income	67,728	71,239	5.2%
Net income attributable to non-controlling interest	(3,223)	(7,254)	125.1%
Net Income attributable to stockholders of Navigator Holdings Ltd.	$64,505	$63,985	(0.8)%
Operating Revenues. Operating revenues, net of address commissions, were $381.4 million for the nine months ended September 30, 2024, an increase of $17.1 million or 4.7% compared to $364.3 million for the nine months ended September 30, 2023. This increase was principally due to:
•an increase in operating revenues of approximately $30.3 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $28,994 per vessel per day ($881,893 per vessel per calendar month) for the nine months ended September 30, 2024, compared to an average of approximately $26,371 per vessel per day ($705,911 per vessel per calendar month) for the nine months ended September 30, 2023;
•a decrease in operating revenues of approximately $6.0 million attributable to a decrease in fleet utilization, which declined to 91.2% for the nine months ended September 30, 2024, compared to 92.9% for the nine months ended September 30, 2023;
•a decrease in operating revenues of approximately $3.7 million or 1.2% attributable to a 151 day decrease in vessel available days for the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023; and
•a decrease in operating revenues of approximately $3.5 million primarily attributable to a decrease in pass through voyage costs for the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023.
The following table presents selected operating data for the nine months ended September 30, 2024 and 2023, which we believe are useful in understanding the basis for movement in our operating revenues.

	Nine months ended September 30, 2023	Nine months ended September 30, 2024
* Fleet Data:
Weighted average number of vessels	47.0	47.0
Ownership days	12,668	12,878
Available days	12,571	12,420
Earning days	11,675	11,328
Fleet utilization	92.9%	91.2%
** Average daily Time Charter Equivalent	$26,371	$28,994

* Fleet Data - Our nine owned smaller vessels in the independently managed Unigas Pool and the vessels owned by Pacific Gas in our Luna Pool prior to their acquisition by the Navigator Greater Bay Joint Venture are not included in this data.

** Non-GAAP Financial Measure - Time charter equivalent - TCE is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of earning days for the relevant period. TCE excludes the effects of the collaborative arrangements as earnings days and fleet utilization, on which TCE is based, is calculated only in relation to our owned vessels. Under a time charter, the charterer pays substantially all of the vessel's voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses and charge our customers for these costs through our sales invoicing. TCE is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and contracts of affreightment) under which the vessels may be employed. We include average daily TCE, as we believe it provides additional meaningful information in conjunction with net operating revenues. Our calculation of TCE may not be comparable to that reported by other companies.

Nine-Month Reconciliation of Operating Revenues to TCE
The following table represents a reconciliation of operating revenues to TCE. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Nine months ended September 30, 2023	Nine months ended September 30, 2024
	(in thousands, except earning days and average daily time charter equivalent rate)
Fleet Data:
*** Operating revenue	$364,271	$381,398
*** Voyage expenses	56,394	52,957
Operating revenue less voyage expenses	$307,877	$328,441

Earning days	11,675	11,328
Average daily time charter equivalent rate	$26,371	$28,994
*** Operating revenue and voyage expenses excluding Luna Pool Collaborative Arrangements and our nine owned vessels in the independently managed Unigas Pool.
Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $41.3 million for the nine months ended September 30, 2024, an increase of 10.1% compared to $37.5 million for the nine months ended September 30, 2023 and represents our share of the revenues earned from our nine vessels operating within the Unigas Pool, based on agreed pool points.
Operating Revenues – Luna Pool Collaborative Arrangements. Luna Pool earnings were aggregated and then allocated (after deducting pool overheads and managers' fees) to the pool participants in accordance with the Pooling Agreement. Operating revenues - Luna Pool collaborative arrangements was $nil for the nine months ended September 30, 2024, compared to $7.4 million for the nine months ended September 30, 2023 and represented our share of pool net revenues generated by the other participant’s vessels in the pool, prior to the acquisition of the vessels by Navigator Greater Bay Joint Venture. This decrease was a result of the Company no longer accounting for any of the pool vessels’ earnings under the Luna Pool collaborative arrangement following the acquisition of the final vessel Navigator Vega on April 13, 2023.
Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenues, increased by $0.1 million to $5.3 million for the nine months ended September 30, 2024 an increase of 2.4% compared to $5.2 million for the nine months ended September 30, 2023, primarily due to an increase in operating revenues on which brokerage commissions are based.

Voyage Expenses. Voyage expenses decreased by $3.4 million or 6.1% to $53.0 million for the nine months ended September 30, 2024, from $56.4 million for the nine months ended September 30, 2023. These voyage expenses are pass through costs, corresponding to a decrease in operating revenues of the same amount.
Voyage Expenses – Luna Pool Collaborative Arrangements. Voyage expenses – Luna Pool collaborative arrangements were $nil for the nine months ended September 30, 2024, compared to $5.6 million for the nine months ended September 30, 2023. These Voyage expenses – Luna Pool collaborative arrangements represent the other participant’s share of pool net revenues generated by our vessels in the pool, prior to the acquisition of the vessels by Navigator Greater Bay Joint Venture. This decrease was primarily a result of the arrangements ending with the acquisition of the final vessel Navigator Vega on April 13, 2023.
Vessel Operating Expenses. Vessel operating expenses increased by $4.8 million or 3.9% to $129.1 million for the nine months ended September 30, 2024, from $124.2 million for the nine months ended September 30, 2023. Average daily vessel operating expenses increased by $323 per vessel per day, or 3.9%, to $8,537 per vessel per day for the nine months ended September 30, 2024, compared to $8,214 per vessel per day for the nine months ended September 30, 2023.
Depreciation and Amortization. Depreciation and amortization increased by $3.7 million to $100.1 million for the nine months ended September 30, 2024, from $96.4 million for the nine months ended September 30, 2023. Depreciation and amortization included amortization of capitalized drydocking costs of $16.7 million and $13.6 million for the nine months ended September 30, 2024 and 2023, respectively.
General and Administrative Costs. General and administrative costs increased by $4.8 million or 21.7% to $27.2 million for the nine months ended September 30, 2024, from $22.3 million for the nine months ended September 30, 2023. The increase is in part due to non-recurring costs related to the public offering of a total of $7.0 million common shares by BW Group incurred in the nine months ended September 30, 2024.
Unrealized Loss on Non-designated Derivative Instruments. The unrealized loss of $7.2 million on non-designated derivative instruments for the nine months ended September 30, 2024 relates to a fair value loss on interest rate swaps across a number of our secured term loan and revolving credit facilities, as a result of a decrease in forward SOFR interest rates relative to the fixed rates applicable on these secured term loan and revolving credit facilities. This is compared to an unrealized loss on non-designated derivative instruments of $2.0 million for the nine months ended September 30, 2023.
Interest Expense. Interest expense decreased by $4.5 million, or 9.3%, to $43.8 million for the nine months ended September 30, 2024, from $48.3 million for the nine months ended September 30, 2023. This is primarily a result of a decrease in U.S dollar SOFR rates, reductions in debt due to scheduled quarterly repayments, and repayments made against our available revolving credit facilities.
Unrealized Foreign Exchange (Loss)/Gains. The unrealized gain of $0.9 million on foreign exchange for the nine months ended September 30, 2024, relates to gains on foreign currency cash balances held, primarily driven by the Indonesian Rupiah strengthening against the U.S. dollar during the period, compared to an unrealized loss of $0.3 million for the nine months ended September 30, 2023. In previous periods, unrealized foreign exchange gains and losses were reported as part of interest expense. Given the movement on foreign exchange during the nine months ended September 30, 2024 is significant, the Company is presenting foreign exchange gains and losses separately.
Income Taxes. Income taxes relate to taxes on our subsidiaries and businesses incorporated around the world including those incorporated in the United States of America. Income taxes were $3.0 million for the nine months ended September 30, 2024, compared to $4.3 million for the nine months ended September 30, 2023, primarily as a result of movements in current and deferred taxes on our portion of the profits from the Ethylene Export Terminal.
Share of Result of Equity Method Investments. The share of the result of the Company’s 50% ownership in the Export Terminal Joint Venture was an income of $11.3 million for the nine months ended September 30, 2024, compared to an income of $15.1 million for the nine months ended September 30, 2023. This decrease is a result of reduced throughput rates of 566,524 tons for the nine months ended September 30, 2024, compared to 778,170 tons for the nine months ended September 30, 2023.
Non-Controlling Interest. We entered into a sale and leaseback arrangement in November 2019 with a wholly-owned special purpose vehicle of a financial institution (“Lessor SPV”). Although we do not hold any equity investments in this Lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly we are required to consolidate this VIE into our financial results. The net income attributable to the Lessor SPV was $1.5 million for the nine months ended September 30, 2024 and was $1.2 million for the nine months ended September 30, 2023 and this is presented as a non-controlling interest.
In September 2022, the Company entered into the Navigator Greater Bay Joint Venture to acquire five ethylene vessels, Navigator Luna, Navigator Solar, Navigator Castor, Navigator Equator and Navigator Vega. The joint venture is owned 60% by the Company and 40% by Greater Bay Gas. The Navigator Greater Bay Joint Venture is accounted for as a consolidated subsidiary in our consolidated financial statements, with the 40% owned by Greater Bay Gas accounted for as a non-controlling interest. A gain attributable to Greater Bay Gas of $5.5 million is presented as the non-controlling interest in our financial results for the nine months ended September 30, 2024 compared to $2.0 million for the nine months ended September 30, 2023.

Liquidity and Capital Resources

Liquidity and Cash Needs
Our primary sources of funds are cash and cash equivalents, cash from operations, undrawn bank borrowings, and proceeds from bond issuances. As of September 30, 2024, we had cash, cash equivalents and restricted cash of $127.7 million. Together with available but undrawn credit facilities of $68.5 million, the Company's total liquidity as at September 30, 2024 was $196.5 million.

As of September 30, 2024, our total current liabilities exceeded our total current assets by $71.5 million, primarily as a result of the Company repaying amounts under available Revolving Credit Facilities and as our $210 million Term Loan Facility matures in September 2025. We believe, given our current cash balances, that our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs for the next twelve months taking into account our existing capital commitments and debt service requirements. In September 2025, the Company has debt obligations falling due, including our secured $210 million Term Loan Facility which has a final balloon repayment of $110 million.
The Company repaid $23.8 million of the $111.8 million Term Loan and Revolving Credit Facility held with Crédit Agricole in December 2023 and a further $4.7 million during the first quarter of 2024. The Company repaid $40.0 million of the $210 million Term Loan and Revolving Credit Facility in August 2024. As of September 30, 2024 the Company has $68.5 million available to be redrawn in accordance with the terms of the Term Loan and Revolving Credit Facilities which mature in September 2028 and September 2025 respectively.

Our secured term loan facilities and revolving credit facilities require that the borrowers have liquidity of no less than (i) $35.0 million or $50.0 million, as applicable to the relevant loan facility, or (ii) 5% of total debt (which was $40.4 million as of September 30, 2024), whichever is greater.

On August 9, 2024, the Company entered into the August 2024 Facility with Crédit Agricole Corporate and Investment Bank, ING Bank N.V., and Skandinaviska Enskilda Banken AB (Publ), and refinanced its March 2019 secured term loan that was due to mature in March 2025, and to funded the repurchase of the Navigator Aurora pursuant to the Company’s existing October 2019 sale and leaseback arrangement related to that vessel which, based on a termination notice we issued to the lessor in May 2024, terminated on October 29, 2024, and for general corporate and working capital purposes. The March 2019 secured term loan was fully repaid. The August 2024 Secured Term Facility has a term of six years maturing in August 2030 and is for a maximum principal amount of $147.6 million of which $100.8 million was drawn during the third quarter of 2024. The remainder of the maximum available principal amount was drawn down on October 29, 2024. The balance amortizes quarterly followed by a final balloon payment in August 2030 of $63.9 million, and bears interest at a rate of Term SOFR plus 190 basis points, which margin includes a 5-basis point sustainability-linked element.

On October 17, 2024 the Company successfully issued $100 million of new Senior Unsecured Bonds ("2024 Bonds") in the Nordic bond market. The new 2024 Bonds will mature in October 2029 and bear a fixed coupon of 7.25% per annum.

In connection with the 2024 Bonds issuance, the Company exercised a call option to repurchase $100 million of its existing $100 million Senior Unsecured Bonds issued in 2020 ("2020 Bonds") with ISIN NO0010891955 and maturity date in September 2025. Navigator exercised the call option on the 2020 Bonds at 101.6% of par value plus accrued interest and the transaction settled on November 1, 2024.
Our primary uses of funds are drydocking and other vessel maintenance expenditures, voyage expenses, vessel operating expenses, general and administrative costs, insurance costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses, quarterly repayment of bank loans and the Terminal Expansion Project. We also expect to use funds in connection with our Return of Capital policy. In addition, our medium-term and long-term liquidity needs relate to debt repayments, repayment of bonds, potential future vessel newbuildings, related investments, vessel acquisitions, and or related port or terminal projects.

As of September 30, 2024, we had $1,069.8 million in outstanding future obligations, which includes principal repayments on long-term debt, including our bonds, commitments in respect of the Navigator Aurora Facility (as defined below), capital contributions to our Ethylene Terminal Expansion Project, vessels under construction and office lease commitments. Of the total outstanding obligations $812.7 million , $217.0 million matures during the twelve months ending September 30, 2025, and $595.7 million matures after September 30, 2025.
Capital Expenditures

Liquefied gas transportation by sea is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

On August 23, 2024, the Company entered into contracts to build two new 48,500 cubic meter capacity liquefied ethylene gas carriers (the “Newbuild Vessels”) with Jiangnan Shipyard (Group) Co., Ltd. and China Shipbuilding Trading Co., Ltd., in China. The Newbuild Vessels are scheduled to be delivered to the Company in March 2027 and July 2027 respectively, at an average shipyard price of $102.9 million per vessel. The Newbuild Vessels will be able to carry a wide variety of gas products, ranging from the most complex petrochemical gases, such as ethylene and ethane, to LPG and clean ammonia. The Newbuild Vessels will be fitted with dual-fuel engines to facilitate ethane as a low-carbon intensity transitional fuel, and made retrofit-ready for using ammonia as a fuel in the future. Additionally, the Newbuild Vessels will be capable of transiting through both the old and the new Panama Canal locks, providing enhanced flexibility.

As part of the agreements made on August 23, 2024, the Company has an option for two additional newbuilding vessels of the same specification and price as the Newbuild Vessels, with expected delivery to the Company in November 2027 and January 2028 respectively if the option is exercised. The option expires on November 21, 2024.

We may invest further in terminal infrastructure, such as the expansion of our existing Ethylene Export Terminal. The total capital contributions required from us to fund our share of the construction cost of the Terminal Expansion Project are expected to be approximately $130 million, of which $67 million has been contributed as of September 30, 2024, and which figure includes $8 million contributed during the third quarter of 2024.

Cash Flows

The following table summarizes our cash, cash equivalents and restricted cash provided by/(used in) operating, investing and financing activities for the nine months ended September 30, 2024 and 2023:

	Nine months ended September 30, 2023	Nine months ended September 30, 2024
	(in thousands)
Net cash provided by operating activities	$115,532	$165,021
Net cash (used in) investing activities	(162,577)	(33,098)
Net cash (used in)/provided by financing activities	72,243	(161,595)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	274	(879)
Net increase/(decrease) in cash, cash equivalents and restricted cash	$25,472	$(30,551)

Operating Cash Flows. Net cash provided by operating activities for the nine months ended September 30, 2024, increased to $165.0 million, from $115.5 million for the nine months ended September 30, 2023, an increase of $49.5 million. This increase was primarily due to an increase in net income of $3.5 million (after adding back the non-cash unrealized gain/loss on derivative instruments and our share of the result from equity method investments), and to changes in working capital of $43.1 million during the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023.

Net cash flow from operating activities principally depends upon charter rates attainable, fleet utilization, fluctuations in working capital balances, repairs and maintenance activity, amount and duration of drydocks and changes in foreign currency rates.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we drydock vessels approximately every two and a half years. Drydocking each vessel, including travelling to and from the drydock, can take approximately 30 days in total, being approximately 5-10 days of voyage time to and from the shipyard and approximately 15-20 days of actual drydocking time. 12 of our vessels completed their respective drydockings during the nine months ended September 30, 2024,

We estimate the current cost of a five-year drydocking for one of our vessels to be approximately $1.0 million, a ten-year drydocking cost to be approximately $1.3 million, and the 15-year and 17-year drydocking costs to be approximately $1.5 million each (including the cost of classification society surveys). As our vessels age and our fleet expands, our drydocking expenses will increase. Ongoing costs for compliance with environmental regulations are primarily included as part of drydocking, such as the requirement to install ballast water treatment plants, and classification society survey costs, with a balance included as a component of our operating expenses.

Investing Cash Flows. Net cash used in investing activities was $33.1 million for the nine months ended September 30, 2024, primarily related to contributions to our investment in the Terminal Expansion Project of $32.0 million and $20.6 million as initial payments for the two new vessels under construction, offset by distributions received from our investment in the Export Terminal Joint Venture of $19.4 million.

Net cash used in investing activities was $162.6 million for the nine months ended September 30, 2023, primarily as a result of $191.7 million for the acquisition of four vessels by the Navigator Greater Bay Joint Venture, offset by proceeds from the sale of the Navigator Orion of $20.7 million and distributions received from our investment in the Export Terminal Joint Venture of $24.8 million.

Financing Cash Flows. Net cash used in financing activities was $161.6 million for the nine months ended September 30, 2024, primarily as a result of our regular quarterly debt repayments and repayment of our $107 million Secured Term Loan Facility totaling $189.3 million, quarterly dividend payments of $10.8 million, and $56.0 million under our Return of Capital policy and our other share repurchase programs, offset by drawdown of our August 2024 facility of $100.8 million.

Net cash provided by financing activities was $72.2 million for the nine months ended September 30, 2023 primarily as a result of the drawdowns of $123.6 million on our Greater Bay JV Secured Term Loan to partially finance the acquisition of four vessels; as well as $27.3 million received as a capital contribution from the non-controlling interest for those vessels, a drawdown of $200.0 million on our March 2023 Secured Term Loan which provided the financing to repay two maturing secured term loan facilities totaling $209.5 million, and offset by $47.6 million under our Return of Capital policy and our other share repurchase programs.

Terminal Facility

General. In March 2019, Navigator Ethylene Terminals LLC (“Marine Terminal Borrower”), our wholly-owned subsidiary, entered into a Credit Agreement (the “Terminal Facility”) with ING Capital LLC and SG Americas Securities, LLC for a maximum principal amount of $75.0 million, to be used for the payment of capital contributions to our Export Terminal Joint Venture for construction costs of our Ethylene Export Terminal.

Term and Facility Limits. The Terminal Facility is now converted into a term loan with a final maturity of December 31, 2025. Based on the committed throughput agreements for the Ethylene Export Terminal, a total of $69.0 million was drawn under the Terminal Facility of which $14.7 million was outstanding as of September 30, 2024.

Interest. The Terminal Facility is subject to quarterly repayments of principal and interest. Interest is payable at a rate of Compounded SOFR ("Comp SOFR") plus 275 to 300 basis points over the remaining term of the Terminal Facility. We have entered into floating to fixed interest rate swap agreements for approximately 80% of the amounts drawn under the Terminal Facility. The Comp SOFR element of the interest rate payable by the Marine Terminal Borrower under these interest rate swap agreements is 0.369% and 0.3615% per annum.

Financial Covenants. Under the Terminal Facility, the Marine Terminal Borrower must maintain a minimum debt service coverage ratio (as defined in the Terminal Facility) for the prior four calendar fiscal quarters (or shorter period of time if data for the prior four fiscal quarters is not available) of no less than 1.10 to 1.00.

Restrictive Covenants. The Marine Terminal Borrower can only pay dividends if the Marine Terminal Borrower satisfies certain customary conditions, including maintaining a debt service coverage ratio for the immediately preceding four consecutive fiscal quarters and the projected immediately succeeding four consecutive fiscal quarters of not less than 1.20 to 1.00 and where no default or event of default has occurred or is continuing. The Terminal Facility also limits the Marine Terminal Borrower from, among other things, incurring further indebtedness or entering into mergers and divestitures. The Terminal Facility also contains general covenants that require the Marine Terminal Borrower to vote its interest in the Export Terminal Joint Venture to cause the Export Terminal Joint Venture to maintain adequate insurance coverage and maintain its property (but only to the extent the Marine Terminal Borrower has the power under the organizational documents of the Export Terminal Joint Venture to cause such actions).

Secured Term Loan Facilities, Revolving Credit Facilities and Terminal Facility

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into various secured term loan facilities and revolving credit facilities as summarized in the table below. For additional information regarding our secured term loan facilities and revolving credit facilities, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities” in the Company's 2023 Annual Report.

The table below summarizes our facilities as of September 30, 2024:

Facility agreement	Original facility amount	Principal amount outstanding	Interest rate	Facility maturity date
	(in millions)
Terminal Facility	$75.0	$14.7	Comp SOFR + 300 BPS	December 2025
September 2020	210.0	110.8	Comp SOFR + 276 BPS	September 2025
August 2021 Amendment and Restatement Agreement	67.0	37.8	Fixed 378 BPS	June 2026
October 2019[3]	69.1	36.4	Term SOFR + 201 BPS	October 2026
DB Credit Facility A	57.7	13.2	Comp SOFR + 247 BPS	April 2027
Santander Credit Facility A	81.0	19.0	Comp SOFR + 247 BPS	May 2027
December 2022	111.8	58.2	Term SOFR + 209 BPS	September 2028
DB Credit Facility B	60.9	21.6	Comp SOFR + 247 BPS	December 2028
Santander Credit Facility B	55.8	20.9	Comp SOFR + 247 BPS	January 2029
March 2023 Secured Term Loan	200.0	150.1	Comp SOFR + 210 BPS	March 2029
Greater Bay JV Secured Term Loan	151.3	133.5	Term SOFR + 220 BPS	December 2029
August 2024 Secured Term	147.6	100.8	Term SOFR + 190 BPS	August 2030
Total	$1,287.2	$717.0

3 The October 2019 loan facility relates to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with a financial institution) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. Please read Note
15—Variable Interest Entities to the unaudited condensed consolidated financial statements for additional information.

August 2024 Secured Term Loan and Revolving Credit Facility. On August 9, 2024, the Company entered into the August 2024 Facility with Crédit Agricole Corporate and Investment Bank, ING Bank N.V., and Skandinaviska Enskilda Banken AB (Publ), and refinanced its March 2019 secured term loan that was due to mature in March 2025, and to funded the repurchase of the Navigator Aurora pursuant to the Company’s existing October 2019 sale and leaseback arrangement related to that vessel which, based on a termination notice we issued to the lessor in May 2024, terminated on October 29, 2024, and for general corporate and working capital purposes. The March 2019 secured term loan was fully repaid. The August 2024 Secured Term Facility has a term of six years maturing in August 2030 and is for a maximum principal amount of $147.6 million of which $100.8 million was drawn during the third quarter of 2024 and the balance of $46.8 million was drawn on October 29, 2024. The outstanding balance amortizes quarterly followed by a final balloon payment in August 2030 of $63.9 million and bears interest at a rate of Term SOFR plus 190 basis points, which margin includes a 5-basis point sustainability-linked element.

Financial Covenants. Our secured term loan facilities and revolving credit facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•    borrowers maintain a certain level of cash and cash equivalents based on the number of vessels in our fleet or in the relevant facilities, up to an amount of $50 million and;

•borrowers must maintain a minimum ratio of shareholder equity to total assets, or value adjusted total assets, of 30%.

Restrictive Covenants. The secured facilities provide that the borrowers may not declare or pay dividends to shareholders out of operating revenues generated by the vessels securing the indebtedness if an event of default has occurred and is continuing. The secured term loan facilities and revolving credit facilities also typically limit the borrowers from, among other things, incurring further indebtedness or entering into mergers and divestitures. The secured facilities also contain general covenants that require the borrowers to maintain adequate insurance coverage and to maintain the vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation or warranty, a cross-default to other indebtedness and non-compliance with security documents.

Other than as stated, our compliance with the financial covenants listed above is measured as of the end of each fiscal quarter. As of September 30, 2024 we were in compliance with all covenants under our secured term loan facilities and revolving credit facilities.

The borrowers are also required to deliver semi-annual compliance certificates, which include providing valuations of the vessels securing the applicable facility from an independent ship broker. Upon delivery of the valuation, if the market value of the collateral vessels is less than 125% to 135% of the outstanding indebtedness under the applicable facilities, the borrowers must either provide additional collateral or repay any amount in excess of 125% to 135% of the market value of the collateral vessels, as applicable. This covenant is measured semi-annually on June 30 and December 31 each year.

2020 Senior Unsecured Bonds

General. On September 10, 2020, the Company issued 5-year senior unsecured bonds with a maturity in 2025 in an aggregate principal amount of $100 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The net proceeds of the issuance of the 2020 Bonds were used to redeem in full all of our previously outstanding 2017 Bonds. The 2020 Bonds were governed by Norwegian law and were listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

In September 2023 we purchased $9.0 million of the 2020 Bonds in the open market using cash on hand. These purchased 2020 Bonds were not cancelled or redeemed.

Interest. Interest on the 2020 Bonds was payable at a fixed rate of 8.0% per annum, calculated on a 360-day year basis, payable semi-annually in arrears on March 10 and September 10 of each year.

Financial Covenants. The 2020 Bond Agreement contained financial covenants requiring us, among other things, to ensure that:

•we and our subsidiaries maintain a minimum liquidity of no less than $35 million; and
•we and our subsidiaries maintain an Equity Ratio (as defined in the 2020 Bond Agreement) of at least 30%.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of September 30, 2024, we were in compliance with all covenants under the 2020 Bonds.

Redemption. The Company exercised a call option on the 2020 Bonds at 101.6% of par value plus accrued interest and the transaction settled on November 1, 2024.

Lessor VIE Debt - Navigator Aurora

In October 2019, we entered into a sale and leaseback transaction to refinance one of our vessels, Navigator Aurora¸ with a lessor, OCY Aurora Ltd, a special purpose vehicle (“SPV”) and wholly owned subsidiary of Ocean Yield Malta Limited. The SPV was determined to be a VIE.

We are deemed under U.S. GAAP to be the primary beneficiary of the VIE and as a result we are required to consolidate the SPV into our results. The loan described below under “—Navigator Aurora Facility” relates to the VIE. Although we have no control over the funding arrangements of this entity, we are required to consolidate this loan facility into our financial results.

In October 2019, the SPV which owns the Navigator Aurora entered into secured financing agreements for $69.1 million consisting of a USD denominated loan facility, the “Navigator Aurora Facility”. The Navigator Aurora Facility was a seven year unsecured loan provided by OCY Malta Limited, the parent of OCY Aurora Ltd., The Navigator Aurora Facility is subordinated to a further bank loan where OCY Aurora Ltd is the guarantor and Navigator Aurora was pledged as security. The Navigator Aurora Facility attracted interest at 3-month Term SOFR, a credit adjustment spread, plus a margin of 185 basis points and was repayable by the SPV with a balloon payment on maturity. As of September 30, 2024, $36.4 million in borrowings were outstanding under the Navigator Aurora Facility (December 31, 2023, $41.3 million).

Upon the occurrence of a “Change of Control Event” (as defined in the sale and leaseback agreement), the lessor has the option to require us to repurchase Navigator Aurora at 103% of the outstanding lease amount, plus costs and expenses directly attributable to the termination of the lessor’s financing arrangements, such as break costs for swap arrangements.

On October 29, 2024, the Company terminated the sale and leaseback transaction provided by OCY Malta Limited, the parent of OCY Aurora Ltd., and paid $44.8 million to acquire full ownership of the Navigator Aurora. As of this date OCY Aurora Ltd will no longer be consolidated into our financial statements and the SPV is not deemed to be a VIE.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Note 2—Summary of Significant Accounting Policies to the Company's 2023 Annual Report.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We use interest rate swaps to manage some of our interest rate risks. We do not use interest rate swaps or any other financial instruments for trading or speculative purposes.

Interest Rate Risk

We are exposed to the impact of interest rate changes through borrowings that require us to make interest payments based on SOFR. Our wholly-owned subsidiaries and certain of our vessel-owning subsidiaries are party to secured term loan and revolving credit facilities that bear interest at rates of SOFR plus margins of between 185 and 276 basis points. At September 30, 2024, $223.4 million of our outstanding debt was hedged using interest rate swaps and therefore is not exposed to changes in interest rate movements, whereas $493.7 million was not hedged and is therefore subject to variable interest rates. Based on this, a hypothetical increase in SOFR of 100 basis points would result in $4.9 million of additional annual interest expense on our indebtedness outstanding as of September 30, 2024.
We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.
Foreign Currency Exchange Rate Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, most of our revenues are in U.S. Dollars although some charter hires are paid in Indonesian Rupiah. Our expenses are in the currency invoiced by each supplier, and we remit funds in various currencies. We incur some vessel operating expenses and general and administrative costs in foreign currencies, primarily Euros, Pound Sterling, Danish Kroner, and Polish Zloty, and therefore there is a transactional risk that currency fluctuations could have a negative effect on our cash flows and financial condition. We believe these adverse effects would not be material and we have not entered into any derivative contracts to mitigate our exposure to foreign currency exchange rate risk as of September 30, 2024.
Inflation
We are exposed to increases in operating costs arising from various vessel operations, including crewing, vessel repair costs, drydocking costs, insurance and fuel prices as well as from general inflation, and we are subject to fluctuations as a result of general market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or Contracts of Affreightment ("COAs") increases. In the case of the 47 vessels owned and commercially managed by us as of September 30, 2024, 32 were employed on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of fuel such that a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after bunker prices settle at a higher level.
Credit Risk

We may be exposed to credit risks in relation to vessel employment and at times we may have multiple vessels employed by the same charterer. We consider and evaluate the concentration of credit risk continuously and perform ongoing evaluations of these charterers for credit risk. At September 30, 2024, no more than four of our vessels were employed by the same charterer. We invest our surplus funds with reputable financial institutions, and at September 30, 2024, all such deposits had maturities of no more than three months, in order to provide the Company with flexibility to meet working capital and capital investment requirements.

NAVIGATOR HOLDINGS LTD.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Statements of Operations
(Unaudited)

	Three months ended September 30, 2023	Three months ended September 30, 2024	Nine months ended September 30, 2023	Nine months ended September 30, 2024
	(in thousands except share and per share data)
Revenues
Operating revenues	$125,541	$128,777	$364,271	$381,398
Operating revenues – Unigas Pool	12,227	13,040	37,479	41,250
Operating revenues – Luna Pool collaborative arrangements	—	—	7,355	—
Total operating revenue	137,768	141,817	409,105	422,648
Expenses
Brokerage commission	1,788	1,845	5,217	5,340
Voyage expenses	20,561	21,651	56,394	52,957
Voyage expenses – Luna Pool collaborative arrangements	19	—	5,561	—
Vessel operating expenses	39,565	43,465	124,236	129,077
Depreciation and amortization	32,353	33,290	96,374	100,080
General and administrative costs	7,357	9,379	22,335	27,179
Other income	—	—	(96)	—
(Profit) from sale of vessel	—	—	(4,941)	—
Total operating expenses	101,643	109,630	305,080	314,633
Other Income/(Expenses)
Operating Income	36,125	32,187	104,025	108,015
Unrealized (loss) on non-designated derivative instruments	(972)	(5,177)	(2,028)	(7,205)
Write off of deferred financing costs	—	—	(171)	—
Interest expense	(17,339)	(14,252)	(48,268)	(43,760)
Interest income	1,768	1,898	3,647	5,060
Unrealized foreign exchange (loss)/gains	(850)	3,282	(275)	879
Income before taxes and share of result of equity method investments	18,732	17,938	56,930	62,989
Income taxes	(1,120)	(674)	(4,269)	(3,041)
Share of result of equity method investments	3,771	2,214	15,067	11,291
Net Income	21,383	19,478	67,728	71,239
Net income attributable to non-controlling interest	(2,270)	(1,306)	(3,223)	(7,254)
Net Income attributable to stockholders of Navigator Holdings Ltd.	$19,113	$18,172	$64,505	$63,985

Earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic:	$0.26	$0.26	$0.87	$0.89
Diluted:	$0.26	$0.26	$0.86	$0.88
Weighted average number of shares outstanding in the period:
Basic:	73,449,619	69,539,875	74,376,149	71,728,124
Diluted:	74,032,887	70,237,014	74,887,326	72,371,636

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended September 30, 2023	Three months ended September 30, 2024	Nine months ended September 30, 2023	Nine months ended September 30, 2024
	(in thousands)
Net Income	$21,383	$19,478	$67,728	$71,239
Other comprehensive income:
Foreign currency translation (expense)/income	308	(200)	360	(492)
Total comprehensive income	$21,691	$19,278	$68,088	$70,747

Total comprehensive income attributable to:
Stockholders of Navigator Holdings Ltd.	$19,421	$17,972	$64,865	$63,493
Non-controlling interest	2,270	1,306	3,223	7,254
Total comprehensive income	$21,691	$19,278	$68,088	$70,747

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Balance Sheet
(Unaudited)

	As at December 31, 2023	As at September 30, 2024
	(in thousands, except share data)
Assets
Current Assets
Cash, cash equivalents and restricted cash	$158,242	$127,691
Accounts receivable, net of allowance for credit losses	34,653	32,971
Accrued income	2,437	3,627
Prepaid expenses and other current assets	17,068	15,929
Bunkers and lubricant oils	9,044	11,955
Insurance receivable	526	3,783
Amounts due from related parties	33,402	18,978
Total current assets	255,372	214,934
Non-current Assets
Vessels, net	1,754,382	1,677,891
Vessels under construction	—	20,581
Property, plant and equipment, net	142	218
Intangible assets, net of accumulated amortization	332	235
Equity method investments	174,910	198,782
Derivative assets	14,674	7,469
Right-of-use asset for operating leases	2,873	3,020
Other non-current assets	—	1,250
Total non-current assets	1,947,313	1,909,446
Total Assets	$2,202,685	$2,124,380
Liabilities and Stockholders’ Equity
Current Liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$120,327	$213,007
Current portion of operating lease liabilities	914	1,264
Accounts payable	11,643	12,098
Accrued expenses and other liabilities	20,847	28,947
Accrued interest	5,488	3,448
Deferred income	25,617	27,146
Amounts due to related parties	606	533
Total current liabilities	185,442	286,443
Non-current Liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	641,975	461,550
Senior unsecured bond, net of deferred financing costs	90,336	90,631
Operating lease liabilities, net of current portion	3,500	3,077
Deferred tax liabilities	7,016	8,344
Amounts due to related parties	41,342	36,397
Total non-current liabilities	784,169	599,999
Total Liabilities	969,611	886,442
Commitments and Contingencies - Note 12
Stockholders’ Equity
Common stock—$0.01 par value per share; 400,000,000 shares authorized; 69,453,431 shares issued and outstanding at September 30, 2024 (December 31, 2023: 73,208,586)	733	696
Additional paid-in capital	799,472	800,328
Accumulated other comprehensive loss	(152)	(644)
Retained earnings	390,221	387,504
Total Navigator Holdings Ltd. Stockholders’ Equity	1,190,274	1,187,884
Non-controlling interest	42,800	50,054
Total equity	1,233,074	1,237,938
Total Liabilities and Stockholders’ Equity	$2,202,685	$2,124,380

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Statements of Stockholders’ Equity
(Unaudited)

For the nine months ended September 30, 2024:

	(in thousands, except share data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
January 1, 2024	73,208,586	$733	$799,472	$(152)	$390,221	$42,800	$1,233,074
Restricted shares issued	56,036	1	—	—	—	—	1
Net income	—	—	—	—	63,985	7,254	71,239
Foreign currency translation	—	—	—	(492)	—	—	(492)
Dividend Paid	—	—	—	—	(10,785)	—	(10,785)
Repurchase of common stock	(3,811,191)	(38)	—	—	(55,917)	—	(55,955)
Share-based compensation plan	—	—	856	—	—	—	856
September 30, 2024	69,453,431	$696	$800,328	$(644)	$387,504	$50,054	$1,237,938

For the three months ended September 30, 2024:

	(in thousands, except share data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
July 1, 2024	69,595,255	$697	$799,940	$(444)	$375,135	$48,748	$1,224,076
Restricted shares issued	—	—	—	—	—	—	—
Net income	—	—	—	—	18,172	1,306	19,478
Foreign currency translation	—	—	—	(200)	—	—	(200)
Dividend Paid	—	—	—	—	(3,473)	—	(3,473)
Repurchase of common stock	(141,824)	(1)	—	—	(2,330)	—	(2,331)
Share-based compensation plan	—	—	388	—	—	—	388
September 30, 2024	69,453,431	$696	$800,328	$(644)	$387,504	$50,054	$1,237,938

NAVIGATOR HOLDINGS LTD.
For the nine months ended September 30, 2023:

	(in thousands, except share data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
January 1, 2023	76,804,474	$769	$798,188	$(463)	$364,000	$10,918	$1,173,412
Restricted shares issued March 15, 2023	47,829	1	—	—	—	—	1
Net income	—	—	—	—	64,505	3,223	67,728
Foreign currency translation	—	—	—	360	—	—	360
Investment by non-controlling interest	—	—	—	—	—	27,270	27,270
Repurchase of common stock	(3,567,215)	(36)	—	—	(47,598)	—	(47,634)
Share-based compensation plan	—	—	912	—	—	—	912
Dividend Paid	—	—	—	—	(3,670)	—	(3,670)
September 30, 2023	73,285,088	$734	$799,100	$(103)	$377,237	$41,411	$1,218,379

For the three months ended September 30, 2023:

	(in thousands, except share data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
July 1, 2023	73,502,021	$736	$798,797	$(411)	$364,796	$39,141	$1,203,059
Net income	—	—	—	—	19,113	2,270	21,383
Foreign currency translation	—	—	—	308	—	—	308
Investment by non-controlling interest	—	—	—	—	—	—	—
Repurchase of common stock	(216,933)	(2)	—	—	(3,004)	—	(3,006)
Share-based compensation plan	—	—	303	—	—	—	303
Dividend Paid	—	—	—	—	(3,670)	—	(3,670)
September 30, 2023	73,285,088	$734	$799,100	$(103)	$377,237	$41,411	$1,218,379

See accompanying notes to condensed unaudited consolidated financial statements.

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

%%%%%%C	Nine months ended September 30, 2023	Nine months ended September 30, 2024
	(in thousands)
Cash flows from operating activities
Net Income	$67,728	$71,239
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized loss on non-designated derivative instruments	2,028	7,205
Depreciation and amortization	96,374	100,080
Payment of drydocking costs	(9,842)	(23,550)
Profit from sale of vessel	(4,941)	—
Share-based compensation expense	912	856
Amortization of deferred financing costs	3,074	2,464
Share of results of equity method investments	(15,067)	(11,291)
Deferred taxes	1,388	1,328
Repayments under operating lease obligations	—	(713)
Other unrealized foreign exchange (loss)/gain	(232)	859
Changes in operating assets and liabilities
Accounts receivable	1,166	1,682
Insurance claims receivables	(2,212)	(4,571)
Bunkers and lubricant oils	(3,925)	(2,911)
Accrued income, prepaid expenses and other current assets	(4,245)	(51)
Accounts payable, accrued interest, accrued expenses and other liabilities	(2,132)	7,971
Amounts due to/(from) related parties	(14,542)	14,424
Net cash provided by operating activities	115,532	165,021
Cash flows from investing activities
Additions to vessels and equipment	(191,727)	—
Vessels under construction	—	(20,581)
Contributions to equity method investments	(18,036)	(32,005)
Distributions from equity method investments	24,819	19,424
Investment in preferred securities	—	(1,250)
Purchase of other property, plant and equipment and intangibles	(185)	—
Net proceeds from sale of vessel	20,720	—
Insurance recoveries	1,832	1,314
Net cash used in investing activities	(162,577)	(33,098)
Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	323,561	100,841
Direct financing cost of secured term loan and revolving credit facilities	(3,548)	(1,476)
Repurchase of share capital	(47,634)	(55,955)
Purchase of senior unsecured bonds	(9,047)	—
Repayment of secured term loan facilities and revolving credit facilities	(209,530)	(189,275)
Repayment of refinancing of vessel to related parties	(5,155)	(4,945)
Cash received from non-controlling interest	27,266	—
Dividends paid	(3,670)	(10,785)
Net cash (used in)/provided by financing activities	72,243	(161,595)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	274	(879)
Net increase in cash, cash equivalents and restricted cash	25,472	(30,551)
Cash, cash equivalents and restricted cash at beginning of period	153,194	158,242
Cash, cash equivalents and restricted cash at end of period	$178,666	$127,691

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$41,109	$42,460
Total tax paid during the period	$1,244	$893

Notes to the Condensed Consolidated Financial Statements (Unaudited)

1. General Information and Basis of Presentation

General Information

Navigator Holdings Ltd. (the “Company”), the ultimate parent company of the Navigator Group of companies, is registered in the Republic of the Marshall Islands. The Company has a core business of owning and operating a fleet of liquefied gas carriers. As of September 30, 2024, the Company owned and operated 56 gas carriers (the “Vessels”) each having a cargo capacity of between 3,770 cbm and 38,000 cbm, of which 25 were ethylene and ethane-capable vessels.

The Company entered into a joint venture (the “Navigator Greater Bay Joint Venture”) with Greater Bay Gas Co. Ltd. (“Greater Bay Gas”) in September 2022, which joint venture entity has acquired two 17,000 cbm, 2018-built ethylene-capable liquefied gas carriers and three 22,000 cbm, 2019-built ethylene capable liquefied gas carriers. The vessels are currently commercially managed through the in-house Luna Pool and technically managed by a third party, PG Shipmanagement of Singapore.

The Company owns a 50% share, through a joint venture (the “Export Terminal Joint Venture”), of an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Ethylene Export Terminal”), that is capable of exporting in excess of one million tons of ethylene per year.

Unless the context otherwise requires, all references in the consolidated financial statements to “our”,” we” and “us” refer to the Company.

Basis of Presentation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and related Securities and Exchange Commission (“SEC”) rules for interim financial reporting. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In our opinion, all adjustments consisting of normal recurring items, necessary for a fair statement of financial position, operating results and cash flows have been included in the unaudited interim condensed consolidated financial statements and related notes. The unaudited interim condensed consolidated financial statements and related notes should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2023 included in our Annual Report on Form 20-F filed with the SEC on March 27, 2024 (the “2023 Annual Report”). The year-end condensed balance sheet data was derived from the audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America. The results for the three and nine months ended September 30, 2024, are not necessarily indicative of results for the year ending December 31, 2024, or any other future periods.

In preparing these unaudited condensed consolidated financial statements, management has disaggregated certain income statement line items. This disaggregation was performed to enhance clarity and to provide users with greater insight into the Company’s financial position. Unrealized foreign exchange gains and losses are separately disclosed and disaggregated from interest expense. Prior period balances were reclassified to conform to the current period presentation.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities (“VIE”) for which the Company is a primary beneficiary (please read Note 15—Variable Interest Entities for additional information). All intercompany accounts and transactions have been eliminated on consolidation.

The results of operations are subject to seasonal and other fluctuations and are therefore not necessarily indicative of results that may otherwise be expected for the entire year.
Management has evaluated the Company’s ability to continue as a going concern and considered the conditions and events that could raise substantial doubt about the Company’s ability to continue as a going concern within 12 months after these financial statements are issued. As part of the evaluation, and among other things, management has considered the following:

•our current financial condition and liquidity sources, including current funds available and forecasted future cash flows;
•the severity and duration of any world events and armed conflicts, including the Russian-Ukraine war, conflicts in the Israel-Gaza region and the broader conflict in the Middle East involving Iran and other nations, and associated repercussions to supply and demand for oil and gas and the economy generally as well as possible effects of trade disruptions;
•environmental regulations such as those affecting vessels' Energy Efficiency Existing Ship Index (“EEXI”); and
•the total capital contributions required for the Terminal Expansion Project (as defined below).
Following the evaluation Management has determined that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the Company's 2023 Annual Report. There have been no material changes to these policies in the nine months ended September 30, 2024.

Recent Accounting Pronouncements
New accounting standards issued as of September 30, 2024 may affect future reporting by Navigator Holdings Ltd. The Company's 2023 Annual Report contains a list of such accounting pronouncements that may be relevant in the future. There are no other new accounting pronouncements that are expected to have a material impact on the financial reporting by the Company for the nine months ended September 30, 2024.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses. This guidance requires additional quantitative and qualitative disclosure of certain amounts included in the expense captions presented on the face of the Statement of Operations as well as disclosures about selling expenses. The ASU is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is in the process of assessing the impact the adoption of this guidance will have on its disclosures.

2. Operating Revenues

The following table discloses operating revenues by contract type for the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30, 2023	Three months ended September 30, 2024	Nine months ended September 30, 2023	Nine months ended September 30, 2024
	(in thousands)
Time charters	$78,446	$79,166	$233,157	$254,533
Voyage charters	47,095	49,611	131,114	126,865
Voyage charters from Luna Pool collaborative arrangement	—	—	7,355	—
Operating revenues from Unigas Pool	12,227	13,040	37,479	41,250
Total operating revenues	$137,768	$141,817	$409,105	$422,648

As of September 30, 2024, 32 of the Company’s 47 operated vessels (excluding the nine vessels operating within the independently managed Unigas Pool) were subject to time charters, 26 of which will expire within one year and six of which will expire within three years from the balance sheet date (December 31, 2023: 38 of the Company’s 47 operated vessels were subject to time charters, 27 of which will expire within one year, five of which will expire within three years and six of which will expire between three to five years). The estimated undiscounted cash flows for committed time charter revenues that are expected to be received on an annual basis for ongoing time charters, as of September 30, 2024, are as follows:

(in thousands of U.S. dollars)
Within 1 year	174,704
In the second year	49,563
In the third year	10,667

For time charter revenues accounted for under ASC 842, the amount of accrued income on the Company’s unaudited condensed consolidated balance sheet as of September 30, 2024, was $1.3 million (December 31, 2023: $1.0 million). The amount of hire payments received in advance under time charter contracts, recognized as a liability and reflected within deferred income on the Company’s unaudited condensed consolidated balance sheet as of September 30, 2024, was $27.1 million (December 31, 2023: $25.6 million). Deferred income allocated to time charters will be recognized ratably over time, which is expected to be within one month from September 30, 2024.

Voyage Charter Revenues
Voyage charter revenues, which include revenues from contracts of affreightment, are shown net of address commissions.

As of September 30, 2024, for voyage charters and contracts of affreightment services accounted for under ASC 606, the amount of contract assets reflected within accrued income on the Company’s unaudited condensed consolidated balance sheet was $2.0 million (December 31, 2023: $1.3 million). Changes in the contract asset balance at the balance sheet dates reflect income accrued after loading of the cargo commences but before an invoice has been raised to the charterer, as well as changes in the number of the Company’s vessels contracted under voyage charters or contracts of affreightment.

The period opening and closing balance of receivables from voyage charters, including contracts of affreightment, was $18.3 million and $22.3 million, respectively, as of September 30, 2024 (December 31, 2023: $5.1 million and $18.3 million, respectively) and is reflected within net accounts receivable on the Company’s unaudited condensed consolidated balance sheet.

The amount allocated to costs incurred to fulfill a contract with a charterer, which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences, was $1.2 million as of September 30, 2024 (December 31, 2023: $1.0 million) and is reflected within prepaid expenses and other current assets on the Company’s unaudited condensed consolidated balance sheet.

Voyage and Time Charter Revenues from Luna Pool Collaborative Arrangements

Revenues from the Luna Pool collaborative arrangements for the nine months ended September 30, 2023 which were accounted for under ASC 808 – Collaborative Arrangements, represent our share of pool net revenues generated by the other Pool Participant’s vessels in the Luna Pool. These include revenues from voyage charters and contracts of affreightment, which are accounted for under ASC 606 in addition to time charter revenues which are accounted for under ASC 842. Following the acquisition of the final of five vessels by Navigator Greater Bay Joint Venture on April 13, 2023, revenues from the Luna Pool vessels are no longer accounted for under ASC 808 – Collaborative Arrangements.

3. Vessels

	Vessels	Drydocking	Total
	(in thousands)
Cost
January 1, 2024	$2,467,396	$69,938	$2,537,334
Additions	—	23,442	23,442
Write-off of fully amortized assets	—	(11,248)	(11,248)
September 30, 2024	2,467,396	82,132	2,549,528

Accumulated Depreciation
January 1, 2024	743,334	39,618	782,952
Charge for the period	83,258	16,675	99,933
Write-off of fully amortized assets	—	(11,248)	(11,248)
September 30, 2024	826,592	45,045	871,637

Net Book Value
December 31, 2023	1,724,062	30,320	1,754,382
September 30, 2024	$1,640,804	$37,087	$1,677,891

The cost and net book value of the 32 vessels that were contracted under time charter arrangements (please read Note 2—Operating Revenue for additional information) was $1,679.9 million and $1,068.2 million, respectively, as of September 30, 2024 (December 31, 2023: $1,974.4 million and $1,323.8 million, respectively, for 34 vessels contracted under time charters).

The net book value of vessels that serve as collateral for the Company’s secured term loan and revolving credit facilities (please read Note 6. Secured Term Loan Facilities and Revolving Credit Facilities, for additional information) was $1,346.9 million as of September 30, 2024 (December 31, 2023: $1,385.5 million).

The cost and net book value of vessels that are owned by lessor VIEs and which are included in the table above (please read Note 15—Variable Interest Entities for additional information) were $83.6 million and $60.0 million, respectively, as of September 30, 2024 (December 31, 2023: $83.6 million and $62.6 million, respectively).
4. Vessels Under Construction

Vessels Under Construction
(in thousands)
Vessels under construction at January 1, 2024	$—
Payments to shipyard	20,581
Vessel under construction at September 30, 2024	$20,581
On August 20, 2024 the Company entered into contracts to build two new 48,500 cubic meter capacity liquefied ethylene gas carriers with Jiangnan Shipyard (Group) Co., Ltd. and China Shipbuilding Trading Co., Ltd., in China.

The Newbuild Vessels Navigator Polaris and Navigator Proxima under construction are scheduled to be delivered to the Company in March 2027 and July 2027 respectively, at an average shipyard price of $102.9 million per vessel.
5. Equity Method Investments

Interests in investments are accounted for using the equity method and are recognized initially at cost and subsequently include the Company’s share of the profit or loss and other comprehensive income of the equity-accounted investees. We disclose our proportionate share of profits and losses from equity method unconsolidated affiliates in the statement of operations and adjust the carrying amount of our equity method investments on the balance sheet accordingly.

Share of results from equity method investments, excluding amortized costs, recognized in the share of results of equity method investments for the nine months ended September 30, 2024, was $11.4 million (nine months ended September 30, 2023: $15.1 million).

As of December 31, 2023, and September 30, 2024, we had the following participation interests in investments that are accounted for using the equity method:

	December 31, 2023	September 30, 2024
Enterprise Navigator Ethylene Terminal L.L.C. ("Export Terminal Joint Venture")	50%	50%
Unigas International B.V. ("Unigas")	33.3%	33.3%
Dan Unity CO2 A/S ("Dan Unity")	50%	50%
Luna Pool Agency Limited ("Luna Pool Agency")	50%	50%
Azane Fuel Solutions AS ("Azane")	14.5%	14.5%
Bluestreak CO2 Limited ("Bluestreak")	50%	50%

The table below shows the movement in the Company’s equity method investments, for the year ended December 31, 2023, and nine months ended September 30, 2024:

	Year ended December 31, 2023	Nine months ended September 30, 2024
	(in thousands)
Equity method investments at January 1, 2023 and 2024	$148,534	$174,910
Share of results	20,607	11,291
Distributions received from equity method investments	(30,790)	(19,424)
Equity contributions to joint venture entity	35,000	32,005
Equity method investments – additions	1,559	—
Equity method investments at December 31, 2023 and September 30, 2024	$174,910	$198,782

Enterprise Navigator Ethylene Terminal L.L.C. (“Export Terminal Joint Venture”)
In January 2018, the Company entered into definitive agreements creating the Export Terminal Joint Venture. As of September 30, 2024, the Company has contributed $222.5 million to the Export Terminal Joint Venture for our share of the capital cost for the construction of the Ethylene Export Terminal and for the Terminal Expansion Project.

Capitalized interest and associated costs are being amortized over the estimated useful life of the Ethylene Export Terminal, which began commercial operations with the export of commissioning cargoes in December 2019. As of September 30, 2024 the unamortized difference between the carrying amount of the investment in the Export Terminal Joint Venture and the amount of the Company’s underlying equity in net assets of the Export Terminal Joint Venture was $5.3 million (December 31, 2023: $5.6 million). The costs amortized in both the nine months ended September 30, 2024, and 2023, was $0.2 million and this is presented in the share of results of the equity method investments within our consolidated statements of operations.

Unigas International B.V. ("Unigas")
Unigas based in the Netherlands is an independent commercial and operational manager of seagoing vessels capable of carrying liquefied petrochemical and petroleum gases on a worldwide basis. Unigas is the operator of the Unigas pool. The Company owns a 33.3% equity interest in Unigas and accounts for it using the equity method. It was recognized initially at fair value and our consolidated financial statements will include the Unigas’s share of the profit or loss and other comprehensive income.

Dan Unity CO2 A/S ("Dan Unity")

In June 2021, one of the Company’s subsidiaries entered into a shareholder agreement creating the joint venture Dan Unity, a Danish entity, to undertake commercial and technical projects relating to seaborne transportation of CO2.

We account for our investment using the equity method and we exercise joint control over the operating and financial policies of Dan Unity. As of September 30, 2024, we have recognized the Company’s initial investment at cost along with the Company’s share of the profit or loss and other comprehensive income of equity accounted investees.

Luna Pool Agency Limited ("Luna Pool Agency")
In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas Co. Ltd. ("Greater Bay Gas”) to form and manage the Luna Pool. As part of the formation, Luna Pool Agency Limited (the “Luna Pool Agency”) was incorporated in May 2020. The pool participants jointly own the Luna Pool Agency on an equal basis, and both have equal board representation. As of September 30, 2024, we have recognized the Company’s initial investment of one British pound in the Luna Pool Agency within equity method investments on our consolidated balance sheet. The Luna Pool Agency has no activities other than as a legal custodian of the Luna Pool bank account and there will be no variability in its financial results as it has no income and its minimal operating expenses are reimbursed by the Pool Participants.
Azane Fuel Solutions AS ("Azane")

Azane, a joint venture between ECONNECT Energy AS and Amon Maritime AS, both of Norway, was founded in Norway in 2020 as a company that develops proprietary technology and services for ammonia fuel handling to facilitate the transition to green fuels for shipping. The Company acquired a 14.5% equity interest in Azane on October 25, 2023. It was recognized initially at cost.

Subject to customary conditions, Azane intends to build the world’s first ammonia bunkering network, with Yara Clean Ammonia ("Yara") already pre-ordering 15 units from Azane. The first green ammonia bunkering units are scheduled to be delivered in 2025 enabling a low-carbon fuel offering to shipowners. The investment made by Yara and Navigator is expected to enable Azane to begin construction of its first bunkering unit for ammonia supply in Norway, aiming to kickstart the transition to zero-carbon fuels for maritime transportation. Future value creation for Azane is expected to come through international expansion with its bunkering solutions and the broadening of its offerings in ammonia fuel handling technology.

Bluestreak CO2 Limited ("Bluestreak")

Bluestreak is a 50% joint venture between the Company and Bumi Armada, one of the world’s largest floating infrastructure operators. The joint venture aims to provide an end-to-end solution for carbon emitters to capture, transport, sequester and store their carbon dioxide emissions in line initially with the United Kingdom’s Industrial Decarbonisation Strategy. It is anticipated that the Bluestreak joint venture will design and implement a value chain of shuttle tankers delivering to a floating carbon storage unit or a floating carbon storage and injection unit. The complete value chain is expected to safely and reliably transport and provide buffer storage of liquid carbon dioxide. The Bluestreak joint venture is subject to the execution of definitive documentation, approvals by the respective boards of directors of the Company and Bumi Armada, applicable regulatory approvals and other customary closing conditions.

6. Secured Term Loan Facilities and Revolving Credit Facilities

The following table shows the breakdown of all secured term loan facilities, revolving credit facilities and total deferred financing costs split between current and non-current liabilities at December 31, 2023 and September 30, 2024:

	December 31, 2023	September 30, 2024
	(in thousands)
Current Liabilities
Current portion of secured term loan facilities and revolving credit facilities	$123,024	$215,547
Less: current portion of deferred financing costs	(2,697)	(2,540)
Current portion of secured term loan facilities and revolving credit facilities, net of deferred financing costs	$120,327	$213,007
Non-Current Liabilities
Secured term loan facilities and revolving credit facilities net of current portion, excluding amount due to related parties	$646,131	$465,176
Amount due to related parties*	41,342	36,397
Less: non-current portion of deferred financing costs	(4,156)	(3,626)
Non-current secured term loan facilities and revolving credit facilities, net of current portion and non-current deferred financing costs	$683,317	$497,947

*Amount due to related parties relates to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with a financial institution) that we are required to consolidate as a variable interest entity under U.S. GAAP into our financial statements.

On August 9, 2024, the Company entered into the August 2024 Facility with Crédit Agricole Corporate and Investment Bank, ING Bank N.V., and Skandinaviska Enskilda Banken AB (Publ), and refinanced its March 2019 secured term loan that was due to mature in March 2025, and funded the repurchase of the Navigator Aurora pursuant to the Company’s existing October 2019 sale and leaseback arrangement related to that vessel which, based on a termination notice we issued to the lessor in May 2024, terminated on October 29, 2024, and for general corporate and working capital purposes. The March 2019 secured term loan was fully repaid. The August 2024 Secured Term Facility has a term of six years maturing in August 2030 and is for a maximum principal amount of $147.6 million of which $100.8 million was drawn during the third quarter of 2024. The remainder of the maximum available principal amount was drawn down on October 29, 2024. The balance amortizes quarterly followed by a final balloon payment in August 2030 of $63.9 million, and bears interest at a rate of Term SOFR plus 190 basis points, which margin includes a 5-basis point sustainability-linked element.

The Company repaid $23.8 million of the $111.8 million Term Loan and Revolving Credit Facility held with Crédit Agricole in December 2023 and a further $4.7 million during the first quarter of 2024. The Company repaid $40.0 million of the $210 million Term Loan and Revolving Credit Facility in August 2024. As of September 30, 2024 the Company has $68.5 million available to be redrawn in accordance with the terms of the Term Loan and Revolving Credit Facilities which mature in September 2028 and September 2025 respectively.

7. Senior Unsecured Bonds

On September 10, 2020, the Company issued 5-year senior unsecured bonds with a maturity 2025 in an aggregate principal amount of $100 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The net proceeds of the issuance of the 2020 Bonds were used to redeem in full all of our previously outstanding 2017 Bonds. The 2020 Bonds were governed by Norwegian law and were listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. The 2020 Bonds bear interest at a rate of 8.0% per annum and mature on September 10, 2025. Interest is payable semi-annually in arrears on March 10 and September 10.

On October 17, 2024 the Company successfully issued $100 million of new Senior Unsecured Bonds ("2024 Bonds") in the Nordic bond market. The new 2024 Bonds will mature in October 2029 and bear a fixed coupon of 7.25% per annum.

In connection with the 2024 Bonds issuance, the Company exercised a call option to repurchase $100 million of its existing 2020 Bonds with ISIN NO0010891955 and maturity date in September 2025. Navigator exercised the call option on the 2020 Bonds at 101.6% of par value plus accrued interest and the transaction settled on November 1, 2024.
The following table shows the breakdown of our senior unsecured bonds and total deferred financing costs as of December 31, 2023 and September 30, 2024:

	December 31, 2023	September 30, 2024
	(in thousands)
Total bonds cost	$100,000	$100,000
Less Treasury bonds*	(9,000)	(9,000)
Less deferred financing costs	(664)	(369)
Total bonds, net of deferred financing costs	$90,336	$90,631

* In September 2023, we purchased $9.0 million of the 2020 Bonds in the open market using cash on hand. These purchased 2020 Bonds were not cancelled or redeemed.

8. Derivative Instruments Accounted for at Fair Value

The following table includes the estimated fair value of those assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2023 and September 30, 2024.

		December 31, 2023	September 30, 2024
		(in thousands)
	Fair Value Hierarchy Level	Fair Value Asset	Fair Value Asset
Interest rate swap agreements	Level 2	$14,674	$7,469
The Company uses derivative instruments in accordance with its overall risk management policy to mitigate the risk of unfavorable fluctuations in foreign exchange and interest rate movements.
The Company held no derivatives designated as hedges as of December 31, 2023 or September 30, 2024.
Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The fair value accounting standard establishes a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:
Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—Include other inputs that are directly or indirectly observable in the marketplace.
Level 3—Unobservable inputs which are supported by little or no market activity.
Interest Rate risk

The Company has a number of existing vessel loan facilities with associated fixed interest rate swaps. As of September 30, 2024, the interest rate swaps had a positive fair value to the Company of $7.5 million (December 31, 2023, a positive fair value to the Company of $14.7 million). There were unrealized losses of $5.2 million on the fair value of the swaps for the three months ended September 30, 2024 (three months ended September 30, 2023, an unrealized loss of $1.0 million). There were unrealized losses of $7.2 million on the fair value of the swaps for the nine months ended September 30, 2024 (nine months ended September 30, 2023, an unrealized loss of $2.0 million).
These fixed interest rate swaps are typically entered into with the financial institutions that are also lenders under the loan facilities. The interest rate payable by the Company under these interest rate swap agreements is between 0.3615% and 2.137%. The interest rate receivable by the Company under these interest rate swap agreements is typically 3-month SOFR, calculated on a 360-day year basis and which resets every three months.
All interest rate swaps above are remeasured to fair value at each reporting date and have been categorized as Level Two on the fair value measurement hierarchy. The remeasurement to fair value has no impact on cash flows at the reporting date. There is no requirement for cash collateral to be placed with the swap providers under these swap agreements and there is no effect on restricted cash as of September 30, 2024.
Foreign Currency Exchange Rate risk
All foreign currency-denominated monetary assets and liabilities are revalued and are reported in the Company’s functional currency based on the prevailing exchange rate at the end of the period. These foreign currency transactions fluctuate based on the strength of the U.S. Dollar. The remeasurement of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange differences which do not impact our cash flows.

Credit risk

The Company is exposed to credit losses in the event of non-performance by the counterparties to its interest rate swap agreements. As of September 30, 2024, the Company is exposed to credit risk as the interest rate swaps were in an asset position from the perspective of the Company. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are reputable financial institutions, highly rated by a recognized rating agency.

The fair value of our interest rate swap agreements is the estimated amount that we would pay/receive to sell or transfer the swap at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparties. The estimated amount is the present value of future cash flows, adjusted for credit risk. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. The amount recorded as a derivative asset or liability could vary by a material amount in the near term if credit markets are volatile or if credit risk were to change significantly.

The fair value of our interest rate swap agreements at the end of each period is most significantly affected by the interest rate implied by the benchmark interest yield curve, including its relative steepness. Interest rates and foreign exchange rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our swap agreements is typically more sensitive to changes in short-term rates, significant changes in long-term benchmark interest, foreign exchange rates and the credit risk of the counterparties of the Company also materially impact the fair values of our swap agreements.

9. Fair Value of Financial Instruments Not Accounted for at Fair Value

The principal financial assets of the Company as of September 30, 2024, and December 31, 2023, consist of cash, cash equivalents, and restricted cash and accounts receivable. The principal financial liabilities of the Company as of September 30, 2024, and December 31, 2023, consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, revolving credit facilities and the 2020 Bonds and do not include deferred financing costs.

The carrying values of cash, cash equivalents and restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.
Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The fair value accounting standard establishes a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—Include other inputs that are directly or indirectly observable in the marketplace.
Level 3—Unobservable inputs which are supported by little or no market activity.

The 2020 Bonds are classified as a Level 2 liability and the fair values have been calculated based on the most recent trades of the bond on the Oslo Børs prior to September 30, 2024. These trades are infrequent and therefore not considered to be an active market.

The fair value of secured term loan facilities and revolving credit facilities is estimated to approximate the carrying value in the balance sheet since they bear a variable interest rate, which is reset quarterly. This has been categorized at Level 2 on the fair value measurement hierarchy as of September 30, 2024.

The following table includes the estimated fair value and carrying value of those assets and liabilities where fair value approximates carrying value. The table excludes cash, cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities because the fair value approximates carrying value and, for accounts receivable and payable, are due in one year or less.

	December 31, 2023			September 30, 2024
	(in thousands)
	Fair Value Hierarchy Level	Carrying Amount (Liability)	Fair Value (Liability)	Fair Value Hierarchy Level	Carrying Amount (Liability)	Fair Value (Liability)
2020 Bonds (Note 7)	Level 2	$(91,000)	$(91,455)	Level 2	$(91,000)	$(91,796)
Secured term loan facilities and revolving credit facilities (Note 6)	Level 2	$(810,497)	$(810,497)	Level 2	$(717,120)	$(717,120)

10. Earnings per share

Basic earnings per share is calculated by dividing the net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. The following table shows the calculation of both the basic and diluted number of weighted average outstanding shares for the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30, 2023	Three months ended September 30, 2024	Nine months ended September 30, 2023	Nine months ended September 30, 2024
Net Income attributable to stockholders of Navigator Holdings Ltd.(in thousands)	$19,113	$18,172	$64,505	$63,985
Basic weighted average number of shares:	73,449,619	69,539,875	74,376,149	71,728,124
Effect of dilutive potential share options:	583,268	697,139	511,177	643,512
Diluted weighted average number of shares	74,032,887	70,237,014	74,887,326	72,371,636
Earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic earnings per share	$0.26	$0.26	$0.87	$0.89
Diluted earnings per share	$0.26	$0.26	$0.86	$0.88

11. Share-Based Compensation

Share Awards

On April 15, 2024, under the Navigator Holdings Ltd. 2023 Long-Term Incentive Plan (the “2023 Plan”) the Company granted a total of 54,851 restricted shares, 41,291 of which were granted to non-employee directors and 13,560 of which were granted to the officers and employees of the Company. The weighted average value of the 54,851 shares granted was $15.03 per share. The restricted shares granted to the non-employee directors vest on the first anniversary of the grant date and the restricted shares granted to the officers and employees of the Company vest on the third anniversary of the grant date.

On March 17, 2024 under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan (the “2013 Plan”), 31,833 shares which were previously granted to non-employee directors under the 2013 Plan with a weighted average grant value of $12.45 per share, vested at a fair value of $487,045. On April 11, 2024 an additional 5,000 shares which were previously granted to a non-employee director under the 2013 Plan with a weighted average grant value of $12.66 per share, vested at a fair value of $76,500. On March 17, 2024, 10,111 shares which were granted in 2021 to officers and employees of the Company, all of which had a weighted average grant value of $10.26, vested at a fair value of $154,698.

On June 30, 2023, 15,627 shares, which were previously granted to an officer of the Company under the 2013 Plan with a weighted average grant value of $9.84 per share, were accelerated to vesting at a fair value of $203,307.

On March 17, 2023, 45,864 shares which were previously granted to non-employee directors under the 2013 Plan with a weighted average grant value of $10.65 per share, vested at a fair value of $553,120. In addition, on March 19, 2023, 12,159 shares which were granted in 2020 to officers and employees of the Company, all of which had a weighted average grant value of $7.90 vested at a fair value of $157,581.

On March 15, 2023, under the 2013 Plan the Company granted a total of 47,829 restricted shares, 36,327 of which were granted to non-employee directors and 11,502 of which were granted to the officers and employees of the Company. The weighted average value of the shares granted was $12.45 per share. The restricted shares granted to the non-employee directors vest on the first anniversary of the grant date and the restricted shares granted to the officers and employees of the Company vest on the third anniversary of the grant date.

Restricted share grant activity for the year ended December 31, 2023, and the nine months ended September 30, 2024, was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term (years)
Balance as of January 1, 2023	115,693	$10.16	1.04
Granted	47,829	12.45
Vested	(78,144)	10.16
Balance as of December 31, 2023	85,378	11.44	0.81
Granted	54,851	15.03
Vested	(46,944)	12.00
Balance as of September 30, 2024	93,285	$13.09	0.86

We account for forfeitures as they occur. Using the graded straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation cost in the unaudited condensed consolidated statement of operations over the period to the vesting date.

During the three months ended September 30, 2024, the Company recognized $190,550 in share-based compensation costs relating to share grants (three months ended September 30, 2023: $225,782).

During the nine months ended September 30, 2024, the Company recognized $472,108 in share-based compensation costs relating to     share grants (nine months ended September 30, 2023: 646,785). As of September 30, 2024, there was a total of $527,331 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2023: $400,282) which are expected to be recognized over a weighted average period of 0.86 years (December 31, 2023: 0.81 years).

Share options

Share options issued under the 2013 Plan and the 2023 Plan are exercisable between the third and tenth anniversary of the grant date, after which they lapse. The fair value of any option issued is calculated on the date of the grant based on the Black-Scholes valuation model. Expected volatility is based on the historic volatility of the Company’s stock price and other factors. The expected term of the options granted is anticipated to occur in the range between 4 and 6.5 years. The risk-free rate is the rate adopted from the U.S. Government Zero Coupon Bond.
The movements in the outstanding share options during the year ended December 31, 2023, and the nine months ended September 30, 2024, were as follows:

	Number of options outstanding	Weighted average exercise price per share	Aggregate intrinsic value[4]
Balance as of January 1, 2023	320,856	$20.99	$—
Forfeited during the year	(35,875)	22.35	—
Issuance during the year	262,412	15.45	—
Balance as of December 31, 2023	547,393	18.25	53,100
Issuance during the year	293,284	17.94	—
Expired during the period	(143,538)	24.29	—
Balance as of September 30, 2024	697,139	$16.88	$609,648
The weighted-average remaining contractual term of options outstanding and exercisable at September 30, 2024 was 3.49 years (December 31, 2023: 2.99 years).
During the three months ended September 30, 2024, the Company recognized $186,471 in share-based compensation costs relating to options granted under the 2013 Plan and the 2023 Plan (three months ended September 30, 2023: a charge of $121,078 relating to options granted under the 2013 Plan).

During the nine months ended September 30, 2024, the Company recognized $255,876 in share-based compensation costs relating to options granted under the 2013 and the 2023 Plan (nine months ended September 30, 2023: a charge of $220,128 relating to options granted under the 2013 Plan). As of September 30, 2024 there was $1,506,628 of total unrecognized compensation costs relating to non-vested options under the 2013 and the 2023 Plan (December 31, 2023: $1,142,618). As of September 30, 2024, there were 131,443 share options that had vested but had not been exercised with a weighted average exercise price of $18.21 (December 31, 2023: 274,981 share options that had vested but had not been exercised with a weighted average exercise price of $21.38).

The Company has employee stock purchase plans in place which is a savings-related share scheme where certain employees have the option to buy common stock at a 15% discount to the share price at the grant dates of August 8, 2022 and August 22, 2023. The employee stock purchase plans have three-year vesting periods, which will end on August 10, 2025 and August 22, 2026. 1,185 shares have been issued since the inception
4 The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for options that had exercise prices lower than the fair value of the Company’s share price.

of the scheme. Using the Black-Scholes valuation model, the Company recognized compensation costs of $44,811 relating to employee stock purchase plans for the nine months ended September 30, 2024 (nine months ended September 30, 2023: $45,128).

12. Commitments and Contingencies

The schedule below summarizes our future contractual obligations as of September 30, 2024.

	2024	2025	2026	2027	2028	Thereafter	Total
	(in thousands)
Secured term loan facilities and revolving credit facilities	$35,415	$208,355	$117,343	$77,666	$99,313	$142,631	$680,723
2020 Bonds	—	100,000	—	—	—	—	100,000
Navigator Aurora Facility [1]	36,397	—	—	—	—	—	36,397
Vessels under construction [2]	20,580	41,160	41,160	82,320	—	—	185,220
Ethylene Export Terminal capital contributions [3]	62,931	—	—	—	—	—	62,931
Office operating leases [4]	367	1,409	1,220	1,441	99	25	4,561
Total contractual obligations	$155,690	$350,924	$159,723	$161,427	$99,412	$142,656	$1,069,832

1.The Navigator Aurora Facility is a loan facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. Please read Note 15—Variable Interest Entities to our consolidated financial statements.

2.The Company entered into two contracts to build two new 48,500 cubic meter capacity liquefied ethylene gas carriers with Jiangnan Shipyard (Group) Co., Ltd. and China Shipbuilding Trading Co., Ltd., in China. The Newbuild Vessels Navigator Polaris and Navigator Proxima are under construction and are scheduled to be delivered to the Company in March 2027 and July 2027 respectively, at an average shipyard price of $102.9 million per vessel.

3.We committed to expand our existing Ethylene Export Terminal. As at September 30, 2024 the remaining capital contributions required from us to the Export Terminal Joint Venture for the Terminal Expansion Project are expected to be approximately $63 million.

4.The Company occupies office space in London with a lease that commenced in January 2022 for a period of 10 years with a mutual break option in January 2027, which is the fifth anniversary of the lease commencement date. The lease payments are dependent on foreign exchange rates and the gross rent per year payable in GBP is approximately $1.1 million, with an initial rent-free period of 27 months, of which 13 months of the rent free period is repayable in the event that the break option is exercised.
The Company occupies office space in Copenhagen, Denmark with a lease that commenced in September 2021 and expires in June 2025. The lease payments are dependent on foreign exchange rates and the gross rent per year payable in Danish Kroner is approximately $180,000.
The lease term for our office in Gdynia, Poland which commenced in April 2024 for a period of 5 years to March 30, 2029. The lease payments are dependent on foreign exchange rates and the gross rent per year payable in Euros is approximately $95,000.
The Company entered into a lease for office space in Houston that expires on March 31, 2025. The annual gross rent under this lease payable in U.S. Dollars is approximately $60,000.
     The weighted average remaining contractual lease term for the above four office leases on September 30, 2024, was 2.47 years (December 31, 2023: 3.88 years).

13. Operating Lease Liabilities

The Company’s unaudited condensed consolidated balance sheet includes a right-of-use (“ROU”) asset and a corresponding liability for operating lease contracts where the Company is a lessee. The discount rate used to measure the lease liability presented on the Company’s unaudited condensed consolidated balance sheet is the incremental cost of borrowing since the rate implicit in the lease cannot be determined.

The liabilities described below are for the Company’s offices in London, Gdynia, Copenhagen and Houston which are denominated in various currencies. At September 30, 2024, the weighted average discount rate across the four leases was 3.32% (December 31, 2023: 2.95%).

At September 30, 2024, based on the remaining lease liabilities, the weighted average remaining operating lease term was 2.45 years (December 31, 2023: 3.17 years).

Under ASC 842, the ROU asset is a non-monetary asset and is remeasured into the Company’s reporting currency using the exchange rate for the applicable currency as at the adoption date of ASC 842. The operating lease liability is a monetary liability and is remeasured quarterly using current exchange rates, with changes recognized in a manner consistent with other foreign currency-denominated liabilities within general and administrative expenses in the consolidated statements of comprehensive income.

A maturity analysis of the annual undiscounted cash flows of the Company’s operating lease liabilities as of December 31, 2023 and September 30, 2024, is presented in the following table:

	December 31, 2023	September 30, 2024
	(in thousands)
One year	$1,027	$1,424
Two years	1,279	1,264
Three years	1,066	1,725
Four years	1,274	99
Five years	—	49
Total undiscounted operating lease commitments	4,646	4,561
Less: Discount adjustment	(232)	(220)
Total operating lease liabilities	4,414	4,341
Less: current portion	(914)	(1,264)
Operating lease liabilities, non-current portion	$3,500	$3,077

14. Cash, Cash Equivalents and Restricted Cash

The following table shows the breakdown of cash, cash equivalents and restricted cash as of December 31, 2023 and September 30, 2024:

	December 31, 2023	September 30, 2024
	(in thousands)
Cash and cash equivalents	$149,581	$118,282
Cash and cash equivalents held by VIE	23	526
Restricted cash	8,638	8,883
Total cash, cash equivalents and restricted cash	$158,242	$127,691

Amounts included in restricted cash represent cash in blocked deposit accounts that are required to be deposited in accordance with the terms of a number of secured term loans with banking institutions. These funds are not available for daily operational use.

15. Variable Interest Entities

PT Navigator Khatulistiwa

As of December 31, 2023 and September 30, 2024, the Company has consolidated 100% of PT Navigator Khatulistiwa, a VIE for which the Company is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity with the power to direct the activities that most significantly impact the entity’s economic performance and has the right to residual gains or the obligation to absorb losses that could potentially be significant to the VIE. The Company owns 49% of PT Navigator Khatulistiwa common stock, all of its secured debt and has voting control. All economic interests in the residual net assets reside with the Company. By virtue of the accounting principle of consolidation, transactions between PT Navigator Khatulistiwa and the Company are eliminated on consolidation.

OCY Aurora Ltd.

In October 2019, the Company entered into a sale and leaseback to refinance one of its vessels, Navigator Aurora, with OCY Aurora Ltd., a Maltese limited liability company. OCY Aurora Ltd. is a wholly owned subsidiary of Ocean Yield Malta Limited, whose parent is Ocean Yield ASA, a listed company on the Oslo stock exchange. The Company does not hold any shares or voting rights in OCY Aurora Ltd. Under U.S. GAAP the entity, OCY Aurora Ltd, is considered to be a VIE.

As of December 31, 2023, and September 30, 2024, the Company has consolidated 100% of OCY Aurora Ltd., the lessor variable interest entity (‘‘Lessor VIE’’). We have leased Navigator Aurora from OCY Aurora Ltd. under a sale and leaseback arrangement. The Lessor VIE is a special purpose vehicle (“SPV”) wholly owned by OCY Aurora Ltd. a financial institution. The Company has concluded that it has a variable interest in the SPV because the bareboat charter has fixed price call options to acquire the Navigator Aurora from the SPV at various dates throughout the 13 year lease/bareboat charter term, commencing from the fifth year, initially at 44.8 million. The call options are considered to be variable interests as each option effectively transfers substantially all of the rewards from Navigator Aurora to us and limits the SPV’s ability to benefit from the rewards of ownership.

The Company has performed an analysis and concluded that we exercise power through the exercise of the call options in the lease agreement. The call options, although not an activity of the SPV, if exercised would significantly impact the SPV’s economic performance as the SPV owns no other revenue generating assets. The options transfer to the Company the right to receive benefits as they are agreed at a predetermined price. The SPV is protected from decreases in the value of the vessel, as if the vessel’s market value were to decline, the call option provides the SPV protection up to the point where it would not be economically viable for the Company to exercise the option. In addition, the Company has the power to direct decisions over the activities and care of the vessel which directly impact its value such as for the day-to-day commercial, technical management and operation of the vessel.

Following the above, the SPV is categorized under U.S. GAAP as a VIE and the Company has concluded it is the primary beneficiary and must therefore consolidate the SPV within its financial statements.

On October 29, 2024, the Company terminated the sale and leaseback transaction provided by OCY Malta Limited, the parent of OCY Aurora Ltd., and paid $44.8 million to acquire full ownership of the Navigator Aurora. As of this date OCY Aurora Ltd will no longer be consolidated into our financial statements and the SPV is not deemed to be a VIE. See “Note 17. Subsequent Events.”

Navigator Crewing Services Philippines Inc. and Navigator Gas Services Philippines Inc.

We own a 25% and a 40% share in Navigator Crewing Services Philippines Inc. (“NCSPI”) and Navigator Gas Services Philippines Inc. (“NSSPI”), respectively. These companies were established primarily to provide marine services as principals or agents to ship owners, ship operators, managers engaged in international maritime business, and business support services.

The Company has determined that it has a variable interest in NCSPI and NSSPI and is considered to be the primary beneficiary as a result of having a controlling financial interest in the entities and has the power to direct the activities that most significantly impact NCSPI’s and NSSPI’s economic performance.

As of September 30, 2024, the Company's VIE’s had total assets and liabilities of $172.3 million and $58.0 million respectively which have been included in the Company’s consolidated balance sheet as of that date (December 31, 2023: $179.8 million and $61.4 million).

16. Related Party Transactions

The following table summarizes our transactions with related parties for the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30, 2023	Three months ended September 30, 2024	Nine months ended September 30, 2023	Nine months ended September 30, 2024
	(in thousands)
Net income / (expenses)
Luna Pool Agency Limited	$(22)	$254	$(38)	$218
Ocean Yield Malta Limited	(826)	(701)	(2,415)	(2,196)
Ultranav Business Support ApS	19	(21)	(90)	(52)
	$(829)	$(468)	$(2,543)	$(2,030)

The following table sets out the balances due from related parties as of December 31, 2023 and September 30, 2024:

	December 31, 2023	September 30, 2024
	(in thousands)
Luna Pool Agency Limited	$30,804	$13,426
Unigas Pool	2,598	5,552
	$33,402	$18,978

The following table sets out the balances due to related parties as of December 31, 2023 and September 30, 2024:

	December 31, 2023	September 30, 2024
	(in thousands)
Ocean Yield Malta Limited	$41,912	$36,930
Naviera Ultranav Dos Limitada	36	—
	$41,948	$36,930

As of September 30, 2024, Ultranav International ApS held a 30.5% share in the Company and BW Group held a 21.4% share in the Company and they are our principal shareholders. They may exert considerable influence on the directors and other significant corporate actions.

The Company entered into a Transitional Services Agreement (“TSA”) with Ultranav Business Support ApS (“UBS”) to provide office and reception services. The Company pays UBS a monthly fee for services provided. The TSA agreement with UBS can be terminated by the Company by giving six-months' notice.

17. Subsequent Events

On November 6, 2024, the Company's Board of Directors declared a cash dividend of $0.05 per share of the Company’s common stock for the three months ended September 30, 2024, payable on December 17, 2024 to all shareholders of record as of the close of business New York time on November 25, 2024. The aggregate amount of the dividend is expected to be approximately $3.5 million, which the Company anticipates will be funded from cash on hand. Also as part of the Company's Return of Capital policy for the three months ended September 30, 2024, the Company expects to repurchase approximately $1.1 million of common stock between November 11, 2024, and December 31, 2024, subject to operating needs, market conditions, legal requirements, stock price and other circumstances, such that the Dividend and Share Repurchases together equal 25% of net income for the three months ended September 30, 2024

On October 29, 2024, the Company terminated the sale and leaseback transaction provided by OCY Malta Limited, the parent of OCY Aurora Ltd., and paid $44.8 million to acquire full ownership of the Navigator Aurora.

On October 17, 2024 the Company successfully issued $100 million of new Senior Unsecured Bonds (" the 2024 Bonds") in the Nordic bond market. The new 2024 Bonds will mature in October 2029 and bear a fixed coupon of 7.25% per annum.

In connection with the 2024 Bonds issuance, the Company exercised a call option to repurchase all of the outstanding principal amount of its existing $100 million Senior Unsecured Bonds ("2020 Bonds") with ISIN NO0010891955 and maturity date in September 2025. Navigator exercised the call option on the 2020 Bonds at 101.6% of par value plus accrued interest and this transaction settled on November 1, 2024.

Our Fleet

The following table provides details of our vessels as of November 6, 2024:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date
Ethylene/ethane capable semi-refrigerated midsize
Navigator Aurora	2016	37,300	Time Charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Time Charter	Ethane	March 2026
Navigator Nova	2017	37,300	Time Charter	Ethane	September 2026
Navigator Prominence	2017	37,300	Time Charter	Ethane	March 2025

Ethylene/ethane capable semi-refrigerated handysize
Navigator Pluto*	2000	22,085	Spot Market	Ethane	—
Navigator Saturn	2000	22,085	Time Charter	Ethane	November 2024
Navigator Venus*	2000	22,085	Spot Market	Ethane	—
Navigator Atlas*	2014	21,000	Spot Market	Ethane	—
Navigator Europa*	2014	21,000	Time Charter	Ethane	December 2024
Navigator Oberon*	2014	21,000	Spot Market	Ethylene	—
Navigator Triton*	2015	21,000	Spot Market	Ethane	—
Navigator Umbrio*	2015	21,000	Time Charter	Ethane	January 2025
Navigator Luna*	2018	17,000	Spot Market	Ethane	—
Navigator Solar*	2018	17,000	Time Charter	Ethylene	January 2025
Navigator Castor*	2019	22,000	Spot Market	Ethylene	—
Navigator Equator*	2019	22,000	Spot Market	Ethylene	—
Navigator Vega*	2019	22,000	Spot Market	Ethane	—

Ethylene/ethane capable semi-refrigerated smaller size
Happy Condor**	2008	9,000	Unigas Pool	—	—
Happy Pelican**	2012	6,800	Unigas Pool	—	—
Happy Penguin**	2013	6,800	Unigas Pool	—	—
Happy Kestrel**	2013	12,000	Unigas Pool	—	—
Happy Osprey**	2013	12,000	Unigas Pool	—	—
Happy Peregrine**	2014	12,000	Unigas Pool	—	—
Happy Albatross**	2015	12,000	Unigas Pool	—	—
Happy Avocet**	2017	12,000	Unigas Pool	—	—

Semi-refrigerated handysize
Navigator Aries	2008	20,750	Time Charter	LPG	January 2025
Navigator Capricorn	2008	20,750	Time Charter	LPG	November 2025
Navigator Gemini	2009	20,750	Time Charter	LPG	November 2024
Navigator Pegasus	2009	22,200	Time Charter	LPG	August 2025
Navigator Phoenix	2009	22,200	Time Charter	Ammonia	November 2025
Navigator Scorpio	2009	20,750	Time Charter	LPG	January 2026
Navigator Taurus	2009	20,750	Time Charter	Ammonia	April 2025
Navigator Virgo	2009	20,750	Time Charter	LPG	April 2025
Navigator Leo	2011	20,600	Time Charter	LPG	December 2024
Navigator Libra	2012	20,600	Time Charter	LPG	March 2025
Navigator Atlantic (Previously Atlantic Gas)	2014	22,000	Time Charter	LPG	April 2025
Adriatic Gas	2015	22,000	DryDocking	L0	0

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date
Balearic Gas	2015	22,000	Spot Market	LPG	—
Celtic Gas	2015	22,000	Spot Market	LPG	—
Navigator Centauri	2015	21,000	Time Charter	LPG	June 2025
Navigator Ceres	2015	21,000	Time Charter	LPG	July 2025
Navigator Ceto	2016	21,000	Time Charter	LPG	June 2025
Navigator Copernico	2016	21,000	Time Charter	LPG	June 2025
Bering Gas	2016	22,000	Spot Market	LPG	—
Navigator Luga	2017	22,000	Time Charter	LPG	December 2025
Navigator Yauza	2017	22,000	Time Charter	Ammonia	July 2025
Arctic Gas	2017	22,000	Spot Market	LPG	—
Pacific Gas	2017	22,000	Time Charter	LPG	November 2025

Semi-refrigerated smaller size
Happy Falcon**	2002	3,770	Unigas Pool	—	—

Fully-refrigerated
Navigator Glory	2010	22,500	Time Charter	Ammonia	June 2025
Navigator Grace	2010	22,500	Time Charter	Ammonia	January 2025
Navigator Galaxy	2011	22,500	Time Charter	Ammonia	December 2024
Navigator Genesis	2011	22,500	Time Charter	Ammonia	January 2025
Navigator Global	2011	22,500	Time Charter	Ammonia	December 2024
Navigator Gusto	2011	22,500	Time Charter	Ammonia	March 2025
Navigator Jorf	2017	38,000	Time Charter	Ammonia	August 2027

* denotes our owned vessels that operate within the Luna Pool
** denotes our owned vessels that operate within the independently managed Unigas Pool

PART II. Third Quarter 2024 Conference Call Details

Navigator Holdings Ltd. Third Quarter 2024 Earnings Webcast and Presentation

On Thursday, November 7, 2024, at 10:00 A.M. Eastern Time., the Company’s management team will host an online webcast to present and discuss the financial results for the third quarter of 2024.

Those wishing to participate should register for the webcast using the following details:

https://us06web.zoom.us/webinar/register/WN_7duVkhhCQ6iIpvX3q4pRyw

Webinar ID: 868 1643 1276
Passcode: 285384

Participants can also join by phone by dialing:

United States: +1 929 205 6099
United Kingdom:+44 330 088 5830

A full list of US and international numbers is available via the following link:
International Dial-in numbers

The webcast and slide presentation will be available for replay on the Company's website (www.navigatorgas.com) shortly after the end of the webcast.
Participants wishing to join the live webcast are encouraged to do so approximately 5 minutes prior to the start.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date:	By:	/s/ Gary Chapman
November 6, 2024	Name:	Gary Chapman
	Title:	Chief Financial Officer

Category: Financial